

VSE Corporation

2022

ANNUAL Report

INSPIRING THE PERFORMANCE OF TOMORROW

2022 Annual Report

Table of Contents

VSE Year in Review   03.

A Message to our Shareholders   04.

About VSE Corporation   09.

Board of Directors   10.

FY22 Financial Overview   11.





$950M→

+26% Growth Year over Year

Fiscal Year 2022 Revenue

VSE YEAR in Review

SEGMENT FINANCIAL OVERVIEW

VSE AVIATION → **$408M** Revenue
+65% Year-Over Year Growth

WHEELER FLEET SOLUTIONS → **$261M** Revenue
+12% Year-Over Year Growth

VSE FEDERAL & DEFENSE SERVICES → **$280M** Revenue
+4% Year-Over Year Growth

CORPORATE ESG HIGHLIGHTS

 Aviation Segment repaired, restored and redeployed **~126,000 pounds of aircraft parts.**

 Fleet Segment recycled **~3.4 tons of cardboard boxes** and utilized recyclable packing materials.

 Federal & Defense Segment recycled and reclaimed **~112,000 pounds of used oil, bilge water and oily wastewater.**

 **Enhanced the diversity** of our Board's experience, industry background, race, and gender profiles

See our full 2022 ESG report here ↗

A MESSAGE TO
Our Shareholders

2022 was a defining year in our VSE transformation story, one defined by significant milestone achievements positioning VSE for future growth and success. We enter 2023 with well-defined segment strategies, a clear roadmap for growth, upgraded leadership teams, and systems, processes, and facilities ready to support all that is ahead for VSE.

As we progressed with our business transformation in 2022, we advanced three key strategic pillars, all designed to support long-term value creation for our shareholders. They are:

- Building new business and long-term, sustainable revenue channels

- Growing profit

- Optimizing legacy programs

In 2022, we continued to invest in our people and our culture. We implemented new culture-building initiatives, training programs, and career development opportunities for our employees, and have worked to foster a more inclusive and diverse workplace. During the year, we continued to upgrade our leadership teams with strong leaders equipped to scale the business and deliver for our shareholders.

Additionally, we strengthened our commitment to sustainability and corporate social responsibility. We made significant progress in reducing our environmental impact, and established new employee and community outreach programs that promote a spirit of connectedness and collaboration

2022 BUSINESS HIGHLIGHTS

AVIATION
- Record full year segment revenue of $408M
- $500M+ of new and renewed OEM distribution agreements
- Fully integrated Global Parts (systems, processes, organization)
- B&GA MRO capability growth including new fuel control repairs and exciter program expansion
- Commercial MRO Honeywell Avionics Authorized Repair Agreement win
- Awarded Honeywell Aerospace's Regional Channel Partner of the Year
- Top Shop awards for "Best Pneumatics Repair" and "Best Interiors Repair" for both VSE South Florida and Cincinnati MRO facilities

FLEET
- Record full year revenue segment revenues of $261M
- Successful execution of customer diversification strategy; grew commercial revenue to ~40% of 2022 revenue
- Implemented new ERP and Warehouse Management System to drive process improvement and scalability
- Opened new, state-of-the-art 450,000 square foot distribution center in greater Memphis, TN area

FEDERAL & DEFENSE
- Revenue grew 4% to $280M
- Awarded bridge contract valued at $186M to support Naval Sea Systems Command (NAVSEA) program
- NAVSEA funded backlog greater than $125M
- Invested in new leadership and business development teams
- Submitted bids totaling $1.5B, currently awaiting award

CORPORATE
- 3 new VSE independent directors joined VSE board
- Continued uninterrupted cash dividend payments
- Celebrated 40th year as NASDAQ listed company by ringing opening bell
- Environmental, Social and Governance progress and inaugural company ESG report
- Launched inclusion and diversity employee resources groups, specifically supporting Women, Latinos and LGBTQ+ employees

within our organization and the wider communities in which we operate.

2022 Business Segment Review

In 2022, VSE generated strong financial performance. Total revenues of $950 million increased by 26% compared to 2021, supported by growth across all our business segments. GAAP Net Income of $28.1 million increased 252%, while adjusted EBITDA of $92.1 million increased by 27% compared to the previous year. This performance further validates the success of our transformation strategies and positions the business for an even stronger 2023.

Aviation Segment

The Aviation segment achieved record full year revenue of $408 million, an increase of 65% compared to the prior year, as well as record adjusted EBITDA of $52 million, an increase of 145% year over year.

The Aviation team won significant new distribution and MRO awards in 2022 totaling more than $500 million, including:

- The renewal of a three-year, $180 million distribution agreement with a global B&GA aircraft OEM, supporting 30,000 airframe parts and 1,000 B&GA customers.

- A new Honeywell Aerospace agreement to provide repair services for avionics equipment across multiple airframes establishing OEM-authorized services in our Miramar, FL facility.

- Two new exclusive distribution agreements with an established OEM for inertial reference systems globally and fuselage mounted antenna (FMA) systems in Europe, Middle East, Africa and India (EMEAI).

- A new two-year Embraer business jet distribution agreement supporting over 200,000 spare parts supporting Phenom, Praetor, Legacy, and Lineage airframes.

- An expansion of the existing Pratt & Whitney Canada engine components distribution agreement into the Asia Pacific region for the next 15 years.

VSE Aviation's customer-focused execution was recognized by customers, vendors, and peers during the year. VSE Aviation was recognized as Honeywell Aerospace's Regional Channel Partner of the Year (EMEAI region) for its "unwavering commitment to supporting Honeywell products and services." This recognition further exemplifies VSE's dedication to excellence in service, and the value of the partnerships between Honeywell and VSE Aviation. The segment was also recognized by industry peers as the "Top Shop" for both "Best Pneumatics Repair" and "Best Interiors Repair" for our South Florida and Cincinnati MRO facilities for the 8th consecutive year.

During the year, the VSE Aviation team successfully completed the integration of our Global Parts acquisition. This integration allows us to go to market as a single company, making it easier for customers to do business with us, and increasing the opportunity to cross-sell MRO services and distribution products to our broad customer base. This is in continued support of our mission to be the industry-leading "tip to tail" aftermarket service provider for commercial and business and general aviation customers.

> "
> Total revenues of $950 million **increased by 26%** compared to 2021.
> "

Fleet Segment

2022 was a record-setting year for the Fleet segment. Fleet segment revenue of $261 million increased 12% over 2021, while adjusted EBITDA of $33.2 million was up 9%.

The core of the Fleet segment strategy is customer diversification while growing profit. We continue to support the United States Postal Service (USPS) and all its vehicle types as we concurrently grow our business with commercial customers.

Commercial revenue increased 42% in 2022 driven by market share gains in e-commerce, commercial fleet customer growth, and through our own website wheelerfleet.com. Over the last three years, commercial revenue has grown to comprise ~40% of segment revenue, up from 10% in 2019.

Fleet segment revenue from USPS increased 4% in 2022. Fleet continues to provide aftermarket products and supply chain services supporting the 230,000 vehicles in the USPS fleet. Fleet offerings support the complex breadth of products needed for both legacy vehicles and newer generation vehicles. As the USPS fleet evolves, we expect to expand our offerings to ensure steady aftermarket support for this mission critical fleet.

To support continued e-commerce and e-commerce fulfillment growth, the Fleet segment announced a new distribution warehouse and e-commerce fulfillment center of excellence in the greater Memphis, Tennessee area. This new, state-of-the-art 450,000 square foot facility provides much-needed capacity for growth, doubling the segment's existing warehouse footprint, and allows this team to optimally support commercial customers with its proximity to a major transportation hub, a later daily shipping window, and operational efficiencies, all of which will result in faster delivery times.

In addition to the new facility, the Fleet business implemented a new Enterprise Resource Planning (ERP) system to streamline operational processes and improve service to our customers across the segment.

Federal & Defense Segment

Federal & Defense segment revenue grew 4% in 2022 to $280 million. Throughout the year, we delivered excellent service levels on existing programs, recruited new leadership talent, and prioritized business development initiatives to bolster our long-term prospects.

The Naval Sea Systems Command (NAVSEA) program for our Maritime division continues to be the flagship program for the segment, highlighted by the Bahrain Navy vessel transfer underway in 2022 which helped to drive revenue higher by



$50 million in the year. Additionally, we received a $186 million bridge contract to support follow-on technical services through 2024 for key customers. At year-end, NAVSEA funded backlog was greater than $125 million.

The Federal & Defense segment actively invested in business development to ensure sustainable long-term growth. In 2022, business development resources increased five times over 2021, with a focus on core capability competencies and new customer channels. This deliberate, strategic approach resulted in a 60% expansion in the pipeline for new business opportunities. As of December 31, 2022, the segment submitted bids totaling $1.5 billion, currently awaiting award.

IN 2022, VSE IMPLEMENTED NEW CULTURE-BUILDING INITIATIVES, TRAINING PROGRAMS, AND CAREER DEVELOPMENT OPPORTUNITIES.

Forty-years ago, VSE Corporation launched an IPO and was listed on NASDAQ with a vision to support mission-critical requirements for military customers. Four decades later, that vision has not only been achieved, but VSE has transformed into a multi-segment, market-leading, global aftermarket services business. Today, through our three segments, VSE is stronger than ever. Every day, the VSE teams solve problems for our more than 5,000 customers around the globe and supports:

- Global parts distribution and maintenance repair and overhaul services for our commercial and business and general aviation customers through VSE Aviation,
- Parts distribution and technical services for our vehicle fleet customers through our Wheeler Fleet Solutions subsidiary,
- Mission-critical services, IT, energry consulting services and sustainment support for our defense clients through Federal & Defense segment.

As we enter our 64th year as VSE Corporation, we do so with strong momentum from a year fueled by growth in all our business segments. We are well positioned for the future with our customer-focused value propositions, our expansive product and service offerings, and a robust pipeline of backlog and new business opportunities.

I am honored to lead this company toward its bright future. I am confident about the journey ahead of us, and proud of the remarkable strides we made in 2022. I have full faith in our team's ability to propel us toward growth and generate significant returns for our esteemed shareholders. Thank you for your continued support and investment in VSE Corporation.



John A. Cuomo
President & CEO | VSE Corporation



We are delivering trusted solutions to inspire
THE PERFORMANCE OF TOMORROW

VSE Corporation delivers parts and provides maintenance and repair services that keep global transporation moving, and commercial and federal operations running.

We're delivering solutions that free our customers and suppliers to perform better and faster.

What we do today makes tomorrow possible

Visit VSECorp.com to learn more. ↗

About
VSE Corporation

VSE Corporation is a diversified aftermarket products and services company providing repair services, parts distribution, logistics, supply chain management, and consulting services for land, sea and air transportation assets to commercial and government markets. VSE comprises three operating segments: Aviation, Fleet and Federal & Defense.

Aviation

Distribution & MRO Services

VSE's Aviation segment provides aftermarket MRO and distribution services to commercial, business and general aviation, cargo, military/defense and rotorcraft customers. Core services include parts distribution, component and engine accessory MRO services, rotable exchange and supply chain services.

Fleet

Distribution & Fleet Services

VSE's Fleet segment provides aftermarket parts, inventory management, e-commerce fulfillment, logistics, supply chain support and other services to the commercial medium- and heavy-duty truck market and the United States Postal Service. Core services include Class 4-8 (light to heavy) vehicle parts distribution and solutions; real-time inventory management; design, protoyping and custom engineering solutions; alternate part sourcing and technical support; and third party distribution fulfillment. VSE's Fleet segment operates as wholly owned subsidiary Wheeler Fleet Solutions.

Federal & Defense

Logistics, Sustainment & Technical Services

VSE's Federal and Defense segment provides aftermarket MRO and logistics services to improve operational readiness and extend the life cycle of military vehicles, ships and aircraft for the U.S. Government and international, allied defense customers. Core services include foreign military sales services, engineering, logistics, maintenance, repair and overhaul (MRO), refurbishment, configuration management, prototyping, and field support services, as well as data management and health care IT services. VSE's Federal and Defense segment includes Energetics Incorporated, a provider of energy consulting services.











VSE Corporation
Board of Directors

Ralph E. "Ed" Eberhart
General, USAF (Ret.)
Chair of the Board,
VSE Corporation

John A. Cuomo
President and CEO,
VSE Corporation

Anita D. Britt
Former CFO, Perry Ellis International
Certified Public Accountant
NACD Board Leadership Fellow

Edward P. Dolanski
Co-Founder, First Watch Group
President & CEO, Aviall Inc.
Former President, U.S. Government Services,
Boeing Global Services

Mark E. Ferguson III
Admiral, USN (Ret.)
Former Vice Chair of Naval Operations, U.S. Navy
Former Commander, U.S. Naval Forces & NATO
Allied Joint Forces Command

Lloyd E. Johnson
Former Global Managing Director,
Accenture Corporation
Certified Public Accountant

Calvin S. Koonce, Ph.D.
President and Director,
Montgomery Investment Management, Inc.
Sole Member of Koonce Securities, LLC

James F. Lafond*
Former Washington Area Managing Partner,
PwC LLP (Ret.)

John E. "Jack" Potter
President and CEO, Metropolitan Washington
Airports Authority,
Former Postmaster General and CEO of USPS

Bonnie K. Wachtel
Principal and Director,
Wachtel & Co., Inc.

BOARD OF DIRECTORS HIGHLIGHTS

9	8	2	44%
BOARD MEMBERS	**INDEPENDENT DIRECTORS**	**WOMEN**	**DIVERSITY**

*Mr. Lafond will retire from the Board effective May 3, 2023.

FY2022
Financial Overview

(in thousands except per share amount)

Years ended December 31,

	2022	**2021**	**2020**	**2019**	**2018**
Revenues	$949,762	$750,853	$661,659	$752,627	$697,218
Net income (loss)	$28,059	$7,966	$(5,171)	$37,024	$35,080
Diluted earnings per share:					
Net income (loss)	$2.19	$0.63	$(0.47)	$3.35	$3.21
Cash dividends per common share	$0.40	$0.37	$0.36	$0.35	$0.31

As of December 31,

	2022	**2021**	**2020**	**2019**	**2018**
Working capital	$324,274	$284,029	$215,729	$191,158	$176,342
Total assets	$999,789	$918,558	$780,081	$845,864	$638,828
Long-term debt	$276,300	$270,407	$230,714	$253,128	$151,133
Stockholders' equity	$449,526	$417,333	$356,317	$363,101	$328,395

FY2022
Financial Overview

(in thousands)

Years ended December 31,

Reconciliation of Consolidated EBITDA and Adjusted EBITDA to Net Income		
	2022	**2021**
Net Income	$28,059	$7,966
Interest expense	17,885	12,069
Income taxes	9,187	1,485
Amortization of intangible assets	17,639	18,482
Depreciation and other amortization	6,963	6,018
EBITDA	79,733	46,020
Acquisition and restructuring costs	2,076	1,809
Inventory reserve	-	24,420
Non-recurring professional fees	329	357
Contract loss	7,582	-
Russia/Ukraine conflict	2,335	-
Adjusted EBITDA	$92,055	$72,606

Years ended December 31,

Reconciliation of Segment EBITDA and Adjusted EBITDA to Operating Income (Loss)		
	2022	**2021**
Aviation		
Operating income (loss)	$36,416	$(14,373)
Depreciation and amortization	12,701	11,068
EBITDA	49,117	(3,305)
Acquisition and restructuring costs	668	888
Inventory reserve	-	23,727
Russia/Ukraine conflict	2,335	-
Adjusted EBITDA	$52,120	$21,310
Fleet		
Operating income	$23,911	$20,426
Depreciation and amortization	8,666	9,369
EBITDA	32,577	29,795
Acquisition and restructuring costs	590	-
Inventory reserve		693
Adjusted EBITDA	$33,167	$30,488
Federal & Defense		
Operating (loss) income	$(805)	$19,897
Depreciation and amortization	3,235	4,063
EBITDA	2,430	23,960
Contract loss	7,582	-
Acquisition and restructuring costs	796	-
Adjusted EBITDA	$10,808	$23,960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number: 000-3676



VSE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	54-0649263
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
6348 Walker Lane Alexandria, Virginia	22310
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.05 per share	VSEC	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting ☐ company   Emerging growth ☐ company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by a check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of outstanding voting stock held by non-affiliates of the Registrant as of June 30, 2022, the last business day of the registrant's most recently completed second quarter, was approximately $396 million based on the last reported sales price of the registrant's common stock on the NASDAQ Global Select Market as of that date.

Number of shares of Common Stock outstanding as of February 28, 2023: 12,835,927

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive proxy statement for the Annual Meeting of Stockholders expected to be held on May 3, 2023, which is expected to be filed with the Securities and Exchange Commission on or about April 2, 2023, have been incorporated herein by reference into Part III of this report.

TABLE OF CONTENTS

			Page
PART I			
ITEM 1	Business		5
ITEM 1A	Risk Factors		10
ITEM 1B	Unresolved Staff Comments		16
ITEM 2	Properties		16
ITEM 3	Legal Proceedings		17
ITEM 4	Mine Safety Disclosures		17
PART II			
ITEM 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities		18
ITEM 6	[Reserved]		20
ITEM 7	Management's Discussion and Analysis of Financial Condition and Results of Operations		21
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risks		29
ITEM 8	Financial Statements and Supplementary Data		30
ITEM 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		58
ITEM 9A	Controls and Procedures		59
ITEM 9B	Other Information		61
ITEM 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		61
PART III			
ITEM 10	Directors, Executive Officers and Corporate Governance		61
ITEM 11	Executive Compensation		61
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		61
ITEM 13	Certain Relationships and Related Transactions, and Director Independence		61
ITEM 14	Principal Accountant Fees and Services		61
PART IV			
ITEM 15	Exhibits and Financial Statement Schedules		62
ITEM 16	Form 10-K Summary		62
Exhibits			64
Signatures			66

Forward Looking Statements

This Annual Report on Form 10-K ("Form 10-K") contains statements that, to the extent they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of such safe harbor provisions.

"Forward-looking" statements, as such term is defined by the Securities and Exchange Commission (the "SEC") in its rules, regulations and releases, represent our expectations or beliefs, including, but not limited to, statements concerning our operations, economic performance, financial condition, growth and acquisition strategies, investments and future operational plans. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "forecast," "seek," "plan," "predict," "project," "could," "estimate," "might," "continue," "seeking" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including, but not limited to, those identified in Item 1A, "Risk Factors" in this Form 10-K. All forward-looking statements made herein are qualified by these cautionary statements and risk factors and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that occur or arise after the date hereof.

PART I

ITEM 1. Business

History and Organization

VSE Corporation is a diversified aftermarket products and services company providing repair services, parts distribution, logistics, supply chain management and consulting services for land, sea and air transportation assets to commercial and government markets. The terms "we," "us," "our," "VSE" and the "Company" means VSE Corporation and its operating businesses unless the context indicates otherwise. We provide logistics and distribution services for legacy systems and equipment and professional and technical services to commercial customers; the government, including the United States Department of Defense ("DoD"); and federal civilian agencies. Our operations include supply chain management solutions, parts supply and distribution, and maintenance, repair and overhaul ("MRO") services for vehicle fleet, aviation, maritime and other customers. We also provide vehicle and equipment refurbishment, logistics, engineering support, data management and healthcare IT solutions, and clean energy consulting services. VSE was incorporated in Delaware in 1959 and the parent company serves as a centralized managing and consolidating entity for our three operating segments: Aviation, Fleet and Federal and Defense, each of which consists of one or more wholly owned subsidiaries or unincorporated divisions that perform our services.

We deliver trusted solutions to inspire the performance of tomorrow.

Aviation

Our Aviation segment accounted for 43%, 33%, and 25% of our consolidated revenues in 2022, 2021 and 2020, respectively. The Aviation segment provides international parts supply and distribution, supply chain solutions, and component and engine accessory MRO services supporting global aftermarket commercial and business and general aviation customers. This business offers a range of services to a diversified global client base of commercial airlines, regional airlines, cargo transporters, MRO integrators and providers, aviation manufacturers, corporate and private aircraft owners, and fixed-base operators ("FBOs").

In 2021, we acquired Global Parts Group, Inc. ("Global Parts"), which provides distribution and MRO services for business and general aviation ("B&GA") aircraft families. The acquisition expands our existing B&GA focus and further diversifies our product and platform offerings to include additional airframe components, while expanding our customer base of regional and global B&GA customers.

Fleet

Our Fleet segment accounted for 27%, 31%, and 37% of our consolidated revenues in 2022, 2021 and 2020, respectively. The Fleet segment provides parts distribution, inventory management, e-commerce fulfillment, logistics and other services to assist aftermarket commercial and government agencies with their supply chain management. Fleet segment operations are conducted under the brand Wheeler Fleet Solutions, which supports government and commercial truck fleets with parts, sustainment solutions and managed inventory services. Revenues for this business are derived from the sale of vehicle parts and mission critical supply chain services to support client truck fleets.

Federal and Defense

Our Federal and Defense segment accounted for 30%, 36%, and 38% of our consolidated revenues in 2022, 2021 and 2020, respectively. The Federal and Defense segment provides aftermarket refurbishment and sustainment services to extend and maintain the life cycle of military vehicles, ships and aircraft for the DoD. The segment provides foreign military sales services, engineering, logistics, maintenance, configuration management, prototyping, technology, and field support services to the DoD and other customers. We also provide energy consulting services and IT solutions to various DoD, federal civilian agencies and commercial clients.

In 2021, we acquired HAECO Special Services, LLC ("HSS"), which offers scheduled depot maintenance, contract field deployment and unscheduled drop-in maintenance for the DoD, primarily for the sustainment of the U.S. Air Force ("USAF") KC-10 fleet.

Products and Services

We provide a broad array of capabilities and resources to support our clients' aftermarket transportation assets, vehicle fleets, aircraft, systems, equipment and processes. We focus on creating value by sustaining and extending the life and improving the performance of our client assets through core offerings in supply chain management, parts supply and distribution, MRO, equipment refurbishment, logistics and engineering. We also provide IT solutions and energy consulting services.

Typical offerings include supply chain and inventory management services; vehicle fleet sustainment programs; vehicle fleet parts supply and distribution; MRO of aircraft components and engine accessories; aircraft and airframe parts supply and distribution; engineering support for military vehicles; military equipment refurbishment and modification; ship MRO and follow-on technical support; logistics management support; sustainable energy supply and electric power grid modernization projects, IT infrastructure and data management, and IT data services for health and public safety. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below for more information regarding our business.

Revenues and Contracts

We offer our products and professional services through various ordering arrangements, including master service agreements (MSAs), commercial contracts, and federal contract awards. Our revenues are derived from the delivery of products and from contract services performed for our customers for each of our three segments as follows:

- Our Aviation segment revenues result from the sale of aircraft parts and performance of MRO services to private and commercial aircraft owners, aviation MRO providers, and other clients.

- Our Fleet segment revenues result from the sale of aftermarket vehicle parts to government and commercial clients.

- Our Federal and Defense segment revenues result from providing professional and technical services primarily to U.S. government customers on a contract basis. The three primary types of contracts used are cost-type, fixed-price, and time-and-materials.

Customers

Our customers include various commercial entities and government clients. In 2022, our commercial customers represented 53% of our consolidated revenues, up from 43% and 31% in 2021 and 2020, respectively. Our consolidated revenue by customer type are as follows (in thousands):

| | Year ended December 31, | | | | | |
	2022	%	2021	%	2020	%
Commercial	$ 507,900	53	$ 322,318	43	$ 208,305	31
DoD	227,722	24	233,422	31	236,397	36
Other government [(a)]	214,140	23	195,113	26	216,957	33
Total	$ 949,762	100	$ 750,853	100	$ 661,659	100

(a) Includes USPS revenue

Our largest customers by revenue for each of the last three fiscal years were the USPS and the U.S. Navy. The USPS revenues, reported within our Fleet segment, comprised approximately 16%, 20%, and 27% of our consolidated revenues in 2022, 2021 and 2020, respectively. The U.S. Navy revenue, reported within our Federal and Defense segment, comprised approximately 15%, 13%, and 16% of our consolidated revenues in 2022, 2021 and 2020, respectively.

Backlog

Our funded backlog represents the estimated remaining value of work to be performed under firm contracts under our Federal and Defense segment. Bookings for our Aviation and Fleet segments occur at the time of sale, and therefore, these segments do not generally have funded contract backlog and backlog is not an indicator of their potential future revenues. Our funded backlog for our Federal and Defense segment as of December 31, 2022, 2021 and 2020 was approximately $187 million, $185 million and $183 million, respectively. For a complete description of our backlog, see "Bookings and Funded Backlog" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this report.

Marketing

Our marketing activities are conducted by each of our businesses by industry-specific sales representatives and professional marketing and business development staff. New customer contacts and information concerning new programs, requirements and opportunities become available through sales calls and client visits, negotiation with key business partners, and formal and informal briefings. We participate in various professional organizations and trade associations, and also attend industry trade shows and events in order to increase our brand awareness and strengthen our service offerings.

Human Capital Resources

Workforce Demographics

Our employees have a variety of specialized experience, training and skills that provide the expertise required to service our customers. As of December 31, 2022, we employed over 2,000 employees. Principal employee categories include (a) mechanics and vehicle, aircraft and equipment technicians, (b) logisticians, (c) warehouse and sales personnel, (d) engineers and technicians in mechanical, electronic, industrial, energy services, and (e) information technology professionals in computer systems, applications and data management disciplines.

Employee Health and Safety

We are committed to providing a safe working environment for our employees. Supported by our Health, Environmental and Safety Program, we strive to minimize the risk of injury or illness to workers. We provide our employees with upfront and ongoing safety training to communicate and implement safety policies and procedures. We also provide our employees with any additional information, leadership, support and equipment needed to safely perform their job function.

Talent Acquisition, Retention and Development

We strive to attract and retain top talent at all levels of the company. To support this objective, we seek to provide opportunities for professional development and career growth and recognize and reward our employees for their contributions and accomplishments.

We encourage employees to provide feedback about their experience and we regularly conduct employee engagement surveys to gauge employee satisfaction and to understand the effectiveness of engaging our employees on all levels. These surveys provide valuable information on drivers of engagement and areas of improvement to help us maintain an employee-focused experience and culture. We also host quarterly town hall meetings to provide an open and frequent line of communication for all employees.

Company culture is a priority. We model our values and focus on our cultural beliefs through recognition, storytelling and creating experiences. Our people and teams remain a key market differentiator for our business.

We offer competitive pay and comprehensive benefits to attract, reward and retain a qualified and diverse workforce to achieve our vision and mission and meet the dynamic needs of employees and their families. In addition to competitive base pay, we offer bonus opportunities, a Company matched 401(k) plan, an employee stock purchase plan, healthcare insurance benefits, health savings and flexible spending accounts, paid time off, holiday pay, flexible work schedules, and education reimbursement and employee assistance programs.

Inclusion and Diversity

We embrace and encourage inclusion and strive to build a culture and company environment supporting inclusion and diversity. Our inclusion and diversity initiatives include our practices and policies on employee recruitment and hiring, professional training and development, employee engagement and the development of a work environment built on the premise of diversity and equity. In 2020, we formed the VSE Inclusion & Diversity Council ("I&D Council"), a leader-led group focused on creating a framework and action plan for inclusion and diversity related initiatives across the organization. Our I&D Council regularly hosts roundtable discussions aimed at increasing cultural awareness and promoting dialogue to encourage a culture that values inclusive behavior in our workplace. We also support employee resource groups, which are voluntary, employee-led groups that are open to all employees and provide a forum for diverse employees and allies from a variety of different backgrounds to share experiences and support our company's diversity initiatives. We believe our employee resource groups, which include Women in the Workforce, Pride, and Latinos Unidos, help foster a diverse and inclusive workplace, build awareness and drive change within our organization. Additionally, we actively seek initiatives and participate in outreach programs to assist individuals who served in the U.S. Armed Forces. These efforts include an emphasis on hiring military veterans to enhance the quality of our workforce.

Code of Business Conduct and Ethics

We are committed to the highest ethical standards and we expect all of our directors, officers and employees to comply with our standards and applicable laws and regulations in the conduct of our business. Our Code of Business Conduct and Ethics (the "Code") sets forth our policies and expectations on what is appropriate behavior and guides ethical business decisions that maintain a commitment to integrity. In addition, we require annual ethics and compliance training for all of our employees to provide them with the knowledge necessary to maintain our standards of ethics and compliance.

Government Regulation and Supervision

Our businesses are subject to extensive regulation in the markets we serve. We work with numerous U.S. government agencies and entities, including but not limited to, all branches of the DoD and the Federal Aviation Administration ("FAA"). Similar government authorities and regulations exist in the other countries in which we do business.

Commercial Aircraft

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. The inspection, maintenance and repair procedures for various types of aircraft and equipment are prescribed by these regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. The FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services.

Government Contracts

We must comply with and are affected by a variety of laws and regulations relating to the award, administration, and performance of U.S. Government contracts. We are routinely audited and reviewed by the U.S. Government and its agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency. These agencies evaluate our contract performance, cost structures, and compliance with applicable laws, regulations, and standards, as well as review the adequacy of our business systems and processes relative to U.S. Government requirements. The U.S. Government has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based on our failure to meet specified performance requirements. In the event of termination of a contract for convenience, we would be able to recover costs already incurred on the contract and receive profit on those costs up to the amount authorized under the contract, but not the anticipated profit that would have been earned had the contract been completed. Such a termination could also result in the cancellation of future work on the related program. Termination resulting from our default could expose us to various liabilities, including excess re-procurement costs, and could have a material effect on our ability to compete for future contracts.

For additional information on regulations and risks affecting our business, refer to Item 1A., "Risk Factors".

Competition

All of our businesses operate in highly competitive industries that include numerous competitors, many of which are larger in size and have greater name recognition, financials resources and larger technical staff than we do. We also compete against smaller, more specialized competitors that concentrate their resources on narrower service offerings.

Government agencies emphasize awarding contracts on a competitive basis, as opposed to a sole source or other noncompetitive basis. Most of the significant contracts under which our Federal and Defense segment currently performs services were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. These contracts may be indefinite delivery/indefinite quantity type contracts for which the government makes awards for work among several other eligible contract holders, or they may be single award contracts with multiple option years that may or may not be exercised. Accordingly, there can be no assurance regarding the level of work we may obtain under some of these contracts. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in our business.

A reallocation of government spending priorities or reallocation of work for small business set-aside programs that results in lower levels of potential business in the markets we serve or the services we offer can cause increased competition.

The extent of competition that we will encounter as a result of changing economic or competitive conditions, customer requirements or technological developments is unpredictable. We believe the principal competitive factors for our business are customer knowledge, technical and financial qualifications, past performance, government budgetary priorities, sales force initiatives and price.

Available Information

We maintain an internet website at www.vsecorp.com. We make available free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with or otherwise furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the reports are electronically filed with the SEC. The information on or obtainable through our website is not intended to be incorporate into this Annual Report on Form 10-K. The SEC also maintains an internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. Risk Factors

Our future results may differ materially from past results and from those projected in the forward-looking statements contained in this Form 10-K due to various uncertainties and risks, including those risks set forth below, nonrecurring events and other important factors disclosed previously and from time to time in our other reports filed with the SEC.

Operational Risks

We face various risks related to health epidemics, pandemics and similar outbreaks, which could adversely affect our business.

We face a wide variety of risks related to health epidemics, pandemics and similar outbreaks, including COVID-19. The ongoing COVID-19 pandemic has adversely affected, and may continue to adversely affect, our operations, supply chains and distribution systems. The global aviation market experienced a significant decline during the peak of the COVID-19 pandemic, specifically in global commercial air travel, which had a significant impact on the parts distribution and maintenance, repair and overhaul services markets supporting general aviation and commercial aircraft. Our Aviation segment experienced the most impactful reduction in demand for our products and services during fiscal 2021 and fiscal 2020 compared to fiscal 2019, as a decline in commercial aircraft revenue passenger miles contributed to a reduction in demand for aftermarket parts and MRO services. While we have seen recovery in the overall demand for commercial air travel and currently expect that recovery to continue, any future outbreaks of COVID-19 or other epidemics, pandemics, crises or public health concerns in regions of the world where we have operations or sell products, together with governmental and regulatory responses thereto, could adversely impact the Aviation segment and our operating results.

The extent of the impact of COVID-19 or other epidemics, pandemics, crises or public health concerns on our business, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on numerous evolving factors that we cannot accurately predict or assess, including the negative impact it has on global and regional economies and economic activity; decisions by our customers to delay the use of, or permanently retire, certain aircraft, demand levels for aviation disruption inventory, which could result in a and adversely affect our results of operations; write-down of existing inventory to adjust to current market trends; and disruption in demand, which adversely impacts our commercial customers in the Aviation segment. Any of these events could exacerbate the other risks and uncertainties described herein, or in other reports filed with the SEC from time to time, and could materially adversely affect our business, financial condition, results of operations and/or stock price.

Supply chain delays, disruptions, and potential geopolitical uncertainty could adversely affect our business operations and expenses

Due to current economic and geopolitical uncertainty and supply chain disruptions, our business could be adversely impacted by delays or the inability to source products and services for our customers. If our suppliers experience increased disruptions to their operations as a result of these dynamics, they may be unable to fill our supply needs in a timely, compliant and cost-effective manner. We have incurred and may in the future incur additional costs and delays in our business, including higher prices, schedule delays or the costs associated with identifying alternative suppliers. In instances where we may not be able to mitigate these consequences, our ability to perform on our contracts may be impacted, which could result in reduced revenues and profits.

We continue to monitor these dynamics and assess potential implications to our business, supply chain and customers, and take certain actions in an effort to mitigate potential adverse impacts. Given the uncertainties, we are unable to predict the extent, nature or duration of these impacts at this time.

Certain programs comprise a material portion of our revenue. Our work on large government programs presents a risk to revenue growth and sustainability and profit margins.

The eventual expiration of large government programs or the loss of or disruption of revenues on a single contract may reduce our revenues and profits. Such revenue losses could also erode profits on our remaining programs that would have to absorb a larger portion of the fixed corporate costs previously allocated to the expiring programs or discontinued contract work. Our USPS managed inventory program and our FMS Program each constitute a material portion of our revenues and profits. This concentration of our revenue subjects us to the risk of material adverse revenue disruptions if customer operational decisions, government contractual or other issues prevent or delay the fulfillment of work requirements associated with these key programs. In recent years, revenue levels for our FMS Program have fluctuated widely enough to cause material changes in our overall revenue levels and affect our profit margins. Similarly, variations in volume and types of parts purchased by the USPS in recent years have caused changes in our profit margins.

The USPS has initiated a fleet replacement program for a next generation of the delivery vehicle fleet. The timing of both the roll out of a new fleet and the retirement of the current vehicles and their decision on how many of such vehicles will remain in the fleet could potentially have a significant impact on our future revenues and profits.

Acquisitions, which are a part of our business strategy, present certain risks.

A key element of our business strategy is growth through the acquisition of additional companies. VSE is focused on acquiring complementary assets that add new products, new customers, and new capabilities or new geographic and/or operational competitive advantages in both new and existing markets within our core competencies. Our acquisition strategy is affected by, and poses a number of challenges and risks, including availability of suitable acquisition candidates, availability of capital, diversion of management's attention, effective integration of the operations and personnel of acquired companies, potential write downs of acquired intangible assets, potential loss of key employees of acquired companies, use of a significant portion of our available cash, compliance with debt covenants and consummation of acquisitions on satisfactory terms.

We may not be able to successfully execute our acquisition strategy, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Changes in future business conditions could cause business investments, recorded goodwill, and/or purchased intangible assets to become impaired, resulting in substantial losses and write-downs that would reduce our operating income.

As part of our business strategy, we make acquisitions and investments following careful analysis and due diligence processes designed to achieve a desired return or strategic objective. Business acquisitions involve estimates, assumptions, and judgments to determine acquisition prices, which are allocated among acquired assets, including goodwill, based upon fair market values. Notwithstanding our analyses, due diligence processes, and business integration efforts, actual operating results of acquired businesses may vary significantly from initial estimates. In such events, we may be required to write down our carrying value of the related goodwill and/or purchased intangible assets. In addition, declines in the trading price of our common stock or the market as a whole can result in goodwill and/or purchased intangible asset impairment charges associated with our existing businesses.

As of December 31, 2022, goodwill and intangible assets, net of amortization, accounted for 25% and 9%, respectively, of our total assets. We test our goodwill for impairment annually in the fourth quarter or when evidence of potential impairment exists. We test acquired intangible assets for impairment whenever events or changes in circumstances indicate their carrying value may be impaired. The impairment tests are based on several factors requiring judgments. As a general matter, a significant decrease in expected cash flows or changes in market conditions may indicate potential impairment of recorded goodwill or intangible assets.

Adverse equity market conditions that result in a decline in market multiples and the trading price of our common stock, or other events, such as reductions in future contract awards or significant adverse changes in our operating margins or the operating results of acquired businesses that vary significantly from projected results on which purchase prices are based, could result in an impairment of goodwill or other intangible assets. Any such impairments that result in us recording additional goodwill or intangible asset impairment charges could have a material adverse effect on our financial position or results of operations.

Competition from existing and new competitors may harm our business.

The aviation and vehicle parts industries are highly fragmented, have several highly visible leading companies, and are characterized by intense competition. Some of our OEM competitors have greater name recognition than VSE or our subsidiaries, as well as complementary lines of business and financial, marketing and other resources that we do not have. In addition, OEMs, aircraft maintenance providers, leasing companies and U.S. Federal Aviation Administration ("FAA") certificated repair facilities may attempt to bundle their services and product offerings in the supply industry, thereby significantly increasing industry competition.

Pressure on government budgets may adversely affect the flow of work to federal contractors, particularly new programs. Competitor contractors that experience a loss of government work have tended to redirect their marketing efforts toward the types of work that we perform. This increase in competition for our service offerings may adversely affect our ability to win new work or successor contracts to continue work that is currently performed by us under expiring contracts. Unsuccessful bidders frequently protest contract awards, which can delay or reverse the contract awards. Additionally, the government has frequently used contract award criteria that emphasizes lowest price, technically acceptable bids, which further intensifies competition in our government markets.

Our success is highly dependent on the performance of the aviation aftermarket, which could be impacted by lower demand for business aviation and commercial air travel or airline fleet changes causing lower demand for our goods and services.

General global industry and economic conditions that affect the aviation industry may also affect our business. We are subject to macroeconomic cycles, and when recessions occur, we may experience reduced orders, payment delays, supply chain disruptions or other factors as a result of the economic challenges faced by our customers, prospective customers and suppliers. Further, the aviation industry has historically, from time to time, been subject to downward cycles which reduce the overall demand for jet engine and aircraft component replacement parts and repair and overhaul services, and such downward cycles result in lower sales and greater credit risk. Demand for commercial air travel can be influenced by airline industry profitability, world trade policies, government-to-government relations, terrorism, disease outbreaks, environmental constraints imposed upon aircraft operations, technological changes, price and other competitive factors. These global industry and economic conditions may have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions and political factors could adversely affect our revenues.

Revenues for work performed in or products delivered to foreign countries are subject to economic conditions in these countries and to political risks posed by ongoing foreign conflicts and potential terrorist activity. Significant domestic and political unrest in client countries can constrain our ability to maintain consistent staffing levels, resulting in a fluctuating level of services performed by our employees. We cannot predict when these conditions will occur or the effect it will have on our revenues. Regime changes in these countries can result in government restrictions upon the continuation of ongoing work. Economic conditions in both the United States and foreign countries, and global prices and availability of oil and other commodities could potentially have an adverse effect on the demand for some of our services, including our aviation services.

Prolonged periods of inflation where we do not have adequate inflation protections in our customer contracts may adversely affect us by increasing costs beyond what we can recover through price increases.

Recently, inflation has increased throughout the U.S. economy. Inflation can adversely affect us by increasing the costs of labor, material and other costs. In addition, inflation is often accompanied by higher interest rates, which could increase the cost of our outstanding debt obligations. In an inflationary environment, depending on economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. Although we have minimized the effect of inflation on our business through contractual protections, the presence of longer pricing periods within our contracts increases the likelihood that there will be sustained or higher than anticipated increases in costs of labor or material. We have experienced, and continue to experience, increases in the prices of labor, materials and other costs of providing service. Continued inflationary pressures could impact our profitability.

The nature of our operations and work performed by our employees present certain challenges related to workforce management.

Our financial performance is heavily dependent on the abilities of our operating and administrative staff with respect to technical skills, operating performance, pricing, cost management, safety, and administrative and compliance efforts. A wide diversity of contract types, nature of work, work locations, and legal and regulatory complexities challenges our administrative staff and skill sets. We also face challenges associated with our quality of workforce, quality of work, safety, and labor relations compliance. Our current and projected work in foreign countries exposes us to challenges associated with export and ethics compliance, local laws and customs, workforce issues, extended supply chain, political unrest and war zone threats. Failure to attract or retain an adequately skilled workforce, lack of knowledge or training in critical functions, or inadequate staffing levels can result in lost work, reduced profit margins, losses from cost overruns, performance deficiencies, workplace accidents, and regulatory noncompliance.

Our business could be adversely affected by incidents that could cause an interruption in our operations or impose a significant financial liability on us.

Disruption of our operations due to internal or external system or service failures, accidents or incidents involving employees or third parties working in high-risk locations, or natural disasters, health crisis, epidemics or pandemics, including the COVID-19 pandemic, or other crises could adversely affect our financial performance and condition. The COVID-19 pandemic could potentially impact our global supply chain network for any of our segments. A fire, flood, earthquake, or other natural disaster, health crises, epidemic, pandemic or other crisis at or affecting physical facilities that support key revenue generating operations, or a procurement system or contractual delay could potentially interrupt the revenues from our operations.

Investments in inventory and facilities could cause losses if certain work is disrupted or discontinued.

We have made investments in inventory, facilities and lease commitments to support specific business programs, work requirements, and service offerings. A slowing or disruption of these business programs, work requirements, or service offerings that results in operating below intended levels could cause us to suffer financial losses.

We are dependent on access to and the performance of third party package delivery companies.

Our ability to provide efficient distribution of the products we sell to our customers is an integral component of our overall business strategy, both domestic and international. We do not maintain our own delivery networks, and instead rely on third-party package delivery companies. We cannot assure that we will always be able to ensure access to preferred shipping and delivery companies or that these companies will continue to meet our needs or provide reasonable pricing terms. In addition, if the package delivery companies on which we rely on experience delays resulting from inclement weather or other disruptions, we may be unable to maintain products in inventory and deliver products to our customers on a timely basis, which may adversely affect our results of operations and financial condition.

Uncertain government budgets and shifting government priorities could delay contract awards and funding and adversely affect our ability to continue work under our government contracts. Additionally, federal procurement directives could result in our loss of work on current programs to small business set-asides and large multiple award contracts.

Our government business is subject to funding delays, terminations (including at the government's convenience), reductions, in-sourcing, extensions and moratoriums associated with the government's budgeting and contracting process. The federal procurement environment is unpredictable and could adversely affect our ability to perform work under new and existing contracts. We have experienced delays in contract awards and funding on our contracts in recent years that have adversely affected our ability to continue existing work and to replace expiring work. Additionally, our government business is subject to the risk that one or more of our potential contracts or contract extensions may be diverted by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the U.S. Small Business Administration, or may be bundled into large multiple award contracts for very large businesses. These risks can potentially have an adverse effect on our revenue growth and profit margins.

Changes to DoD business practices could have a material effect on DoD's procurement process and adversely impact our current programs and potential new awards.

The defense industry has experienced, and we expect will continue to experience, significant changes to business practices resulting from greater DoD focus on affordability, efficiencies, business systems, recovery of costs, and a re-prioritization of available defense funds to key areas for future defense spending. The DoD continues to adjust its procurement practices, requirements criteria, and source selection methodology in an ongoing effort to reduce costs, gain efficiencies, and enhance program management and control. We expect the DoD's focus on business practices to impact the contracting environment in which we operate as we and others in the industry adjust our practices to address the DoD's initiatives and the reduced level of spending by the DoD. Depending on how these initiatives are implemented, they could have an impact on our current programs, as well as new business opportunities with the DoD. As a result of certain of these initiatives, we experienced, and may continue to experience, a higher number of audits and/or lengthened periods of time required to close open audits. Such additional or lengthier audits could have a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks

Our business could be adversely affected by government audits or investigations.

Government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and the Department of Labor, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed and any such costs already reimbursed must be refunded.

The scope and rigor of government agency audits and investigations have increased in recent years, resulting in a greater likelihood that an audit or investigation may result in an adverse outcome. We have been subject to unfavorable findings and recommendations from various government agencies from time to time. We expect that government agencies will continue to rigorously audit and investigate us and there may be adverse or disputed findings, resulting in corrective action plans and/or settlements.

If an audit or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made. Performance of international work can expose us to risks associated with the Foreign Corrupt Practices Act and Export Control Act compliance.

We are subject to numerous government rules and regulations that could expose us to potential liabilities or work loss.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of government contracts. A violation of laws or regulations could result in the imposition of fines and penalties or the termination of contracts or debarment from working or bidding on government contracts.

In some instances, these government contract laws and regulations impose terms or rights that are significantly more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the government may terminate any government contract or subcontract at its convenience, as well as for performance default.

A termination for default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. A termination for default could also impact our past performance and ability to obtain new or additional work. In addition, the government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of services provided by us as a subcontractor.

Additionally, our contract work that is performed by our subcontractors is subject to government compliance, performance requirements and financial risks. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor may be jeopardized.

The aviation industry is highly regulated by the FAA and similar regulatory agencies in other countries. Aviation engines, engine accessories and components that we sell must meet certain airworthiness standards established by the FAA or the equivalent agencies in certain other countries. We also operate repair facilities that are licensed by the FAA and equivalent agencies of certain other countries to perform such services. New and more stringent regulations may be adopted in the future that could have an adverse effect on us.

Lastly, border tariffs and new trade deals could have significant effects on our customers and, in turn, on our suppliers, which may impact our business.

Due to the nature of our work, we could potentially be exposed to legal actions arising from our operations.

Our work includes many manual tasks, including warehousing, shipping and packing of truck parts inventory, maintaining and repairing military and non-military vehicles, aircraft and equipment, and maintaining and overhauling U.S. Navy ships. Some of our work efforts involve the handling of hazardous materials. These services may pose certain challenges that could cause us to be exposed to legal and other liabilities arising from performance issues, work related incidents or employee misconduct that result in damages, injury or death to third parties. Such events could cause us to suffer financial losses and adversely affect our financial condition. See Item 3, "Legal Proceedings" below.

Environmental and pollution risks could potentially impact our financial results.

Our operations are subject to and affected by a variety of existing federal, state, and local environmental protection laws and regulations. In addition, we could be affected by future laws or regulations, including those imposed in response to concerns over climate change, other aspects of the environment, or natural resources. We expect to incur future capital and operating costs to comply with current and future environmental laws and regulations, and such costs could be substantial, depending on the future proliferation of environmental rules and regulations and the extent to which we discover currently unknown environmental conditions.

Some of our contract work includes the use of chemical solvents and the handling of hazardous materials to maintain, repair, and refurbish vehicles, aircraft engines, and equipment. This exposes us to certain environmental and pollution risks. Various federal, state, and local environmental laws and regulations impose restrictions on the discharge of pollutants into the environment and establish standards for the transportation, storage, and disposal of toxic and hazardous wastes. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to negligence or fault on the part of such party and could expose us to liability for the conduct of or conditions caused by third parties.

Costs associated with compliance with Federal, State and local provisions regulating the discharge of materials or that otherwise relate to the protection of the environment have not had a material adverse effect on our capital expenditures, earnings, or competitive position. However, we cannot predict the likelihood of such a material adverse effect should we experience the occurrence of a future environmental or pollution event.

The adoption of new environmental laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our inability to recover related costs under our government contracts, or the financial insolvency of other responsible parties could cause us to incur costs that could have a material adverse effect on our financial position, results of operations, or cash flows.

Technology Risks

Technology security and cyber-attack risks could potentially impact our financial results.

We face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber-attacks and other security problems and system disruptions, including possible unauthorized access to our and our clients' proprietary or classified information.

Some of our contract work includes data management and technology services associated with Social Security Administration and military medical and health records. This exposes us to certain information and technology security risks. If there is a security breach of sensitive data in our custody or for which we provide services, we could possibly be held liable for damages to third parties related to such security breach and incur costs to prevent future incidents. We also provide refurbishment, maintenance and training services support to international clients directly and through the DoD. Foreign nations with interests that conflict with the international clients we support could be motivated to conduct a cyber-attack to access information on these programs.

We maintain a cybersecurity risk management program to monitor and mitigate cybersecurity threats and an incident response plan for emerging threats. Costs associated with preventing or remediating information management security breaches or complying with related laws and regulations have not had a material adverse effect on our capital expenditures, earnings or competitive position. Additionally, we have obtained insurance that provides coverage for certain cybersecurity incidents. However, the occurrence of a future security breach event could potentially have such an adverse effect.

Financial Risks

There can be no assurance we will continue to pay dividends at current levels or in the future.

The payment of cash dividends and repurchases of our common stock are subject to limitations under applicable law and our bank loan agreement, and to the discretion of our board of directors, considered in the context of then current conditions, including our earnings, other operating results, and capital requirements. Declines in asset values or increases in liabilities, including liabilities associated with benefit plans and assets and liabilities associated with taxes, can reduce stockholders' equity. A deficit in stockholders' equity could limit our ability under Delaware law to pay dividends.

Our debt exposes us to certain risks.

As of December 31, 2022, we had $286 million of total debt outstanding (net of unamortized debt issuance costs). The amount of our existing debt, combined with our ability to incur significant amounts of debt in the future, could have important consequences, including:

- Increasing our vulnerability to adverse economic or industry conditions;
- Requiring us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic initiatives, and general corporate purposes;
- Increasing our vulnerability to, and limiting our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
- Exposing us to the risk of higher interest rates on borrowings under our Credit Facility, which are subject to variable rates of interest;
- Placing us at a competitive disadvantage compared to our competitors that have less debt; and
- Limiting our ability to borrow additional funds.

Market volatility and adverse capital market conditions may affect our ability to access cost-effective sources of funding and may expose us to risks associated with the financial viability of suppliers and subcontractors.

The financial markets can experience high levels of volatility and disruption, reducing the availability of credit for certain issuers. We may access these markets from time to time to support certain business activities, including funding acquisitions and refinancing existing indebtedness. We may also access these markets to acquire credit support for our letters of credit. A number of factors could cause us to incur higher borrowing costs and experience greater difficulty accessing public and private markets for debt. These factors include disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook, or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations, meet contractual commitments, make future investments or desirable acquisitions, or respond to competitive challenges.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

As of December 31, 2022, we owned or leased building space (including offices, warehouses, shops, and other facilities) at 30 locations. Our major operations are at the following locations:

Aviation - Doral and Miramar, Florida; Independence and Augusta, Kansas; Hebron, Kentucky; and Phoenix, Arizona
Fleet - Somerset, Pennsylvania; Olive Branch, Mississippi; and Grand Prairie, Texas
Federal and Defense - Alexandria, Virginia; Ladysmith, Virginia; Texarkana, Arkansas; Kahului, Hawaii; Columbia, Maryland; Greensboro, North Carolina; Charleston, South Carolina; and Sterling Heights, Michigan
Corporate - Alexandria, Virginia

The following is a summary of the square footage our of floor space as of December 31, 2022 (in thousands):

	Owned	Leased	Total
Aviation Segment	91	180	271
Fleet Segment	271	592	863
Federal and Defense Segment	148	344	492
Corporate	—	95	95
Total	510	1,211	1,721

We consider our facilities to be in good operating condition and sufficient to meet our operational needs for the foreseeable future.

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ITEM 3. Legal Proceedings

We may have certain claims in the normal course of business, including legal proceedings against us and against other parties. In our opinion, the resolution of these other claims will not have a material adverse effect on our results of operations, financial position or cash flows. However, because the results of any legal proceedings cannot be predicted with certainty, the amount of loss, if any, cannot be reasonably estimated.

Further, from time-to-time, government agencies investigate whether our operations are being conducted in accordance with applicable contractual and regulatory requirements. Government investigations of us, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future government contracting. Government investigations often take years to complete and many result in no adverse action against us. We believe, based upon current information, that the outcome of any such government disputes and investigations will not have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

VSE common stock, par value $0.05 per share, is traded on the NASDAQ Global Select Market ("NASDAQ"), trading symbol, "VSEC."

Common Stock - Dividend Paid Per Share

	Dividend Paid Per Share			
Quarter Ended	2022		2021	
March 31	$	0.10	$	0.09
June 30	$	0.10	$	0.09
September 30	$	0.10	$	0.09
December 31	$	0.10	$	0.10
For the Year	$	0.40	$	0.37

Holders

As of February 1, 2023, VSE common stock, par value $0.05 per share, was held by approximately 216 stockholders of record. The number of stockholders of record is not representative of the number of beneficial holders because many of VSE's shares are held by depositories, brokers or nominees.

Dividends

Pursuant to our bank loan agreement, as discussed in Note (7) "Debt" to our Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K, the payment of cash dividends is subject to annual restrictions. We have paid cash dividends each year since 1973.

Certain Sales and Repurchases of VSE Common Stock

During the fiscal year covered by this Form 10-K, VSE did not sell any of its equity securities that were not registered under the Securities Act. During the fourth quarter of the fiscal year covered by this Form 10-K, no purchases of equity securities of VSE were made by or on behalf of VSE or any "affiliated purchaser" (as defined in Rule 10b-18 (a)(3) under the Exchange Act) other than 23,044 shares of our common stock that were voluntarily forfeited to VSE by participants in its 2006 Restricted Stock Plan (the "2006 Plan") to cover their personal tax liability for vesting stock awards under the 2006 Plan.

Equity Compensation Plan Information

We have two compensation plans approved by our stockholders under which our equity securities are authorized for issuance to employees and directors: the 2006 Plan and the VSE Corporation 2021 Employee Stock Purchase Plan ("ESPP"). The following table sets forth the amounts of securities authorized for issuance under the 2006 Plan and the ESPP as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	136,086	$	42.94		926,607
Equity compensation plans not approved by security holders	—	$	—		—
Total	136,086	$	42.94		926,607

See Note (10) "Stock-Based Compensation Plans" to our Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K for additional information regarding the 2006 Plan and the ESPP.

Performance Graph

The following graph compares the cumulative total return on our common stock with (i) a performance index for the broad market, the NASDAQ Global Select Market, on which our common stock is traded, (ii) a published industry index, the S&P 500 Aerospace & Defense Index, and (iii) our previous peer group comprised of the following: Heico Corporation, Dorman Products, Inc., V2X Inc., and CACI International Inc. Due to recent consolidations within our peer group, we replaced our peer group with the S&P 500 Aerospace & Defense index.

The graph assumes an initial investment of $100 on 12/31/17 and that all dividends have been reinvested. The comparisons are not intended to be indicative of future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among VSE Corporation, The NASDAQ Composite Index, and Peer Groups

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Performance Graph Table

	2017	2018	2019	2020	2021	2022
VSE	100	62.20	79.97	82.00	130.82	101.58
NASDAQ Composite	100	97.16	132.81	192.47	235.15	158.65
S&P Aerospace & Defense	100	91.93	119.81	100.56	113.86	133.64
Previous Peer Group	100	125.18	179.30	199.71	220.89	228.02

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated statements and related notes included in Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. The following generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for fiscal year ended December 31, 2021, filed with the SEC on March 11, 2022.

Business Overview

We are a diversified aftermarket products and services company providing repair services, parts distribution, logistics, supply chain management and consulting services for land, sea and air transportation assets to government and commercial markets. Our operations are conducted within three reportable segments aligned with our operating segments: Aviation, Fleet and Federal and Defense.

Business Trends

The following discussion provides a brief description of some of the key business factors impacting our results of operations detailed by segment.

Aviation Segment

Our Aviation segment has seen favorable results due to successful investments in growth initiatives, resulting in a 65% increase in annual revenue, totaling $408 million. The expansion of our distribution services was driven by new initiatives offering comprehensive "tip-to-tail" product-line solutions. Our repair business experienced growth from both the recovery of the commercial market and increased market share in the business and general aviation sector. These factors, combined with our growth initiatives, led to a 75% increase in distribution revenue and a 42% increase in repair revenue in 2022 compared to the prior period. In 2022, we secured key multi-year distribution deals for both domestic and new international markets. The new distribution initiatives are expected to bring in sustainable and recurring revenue with growth opportunities, contributing to future positive results. With continued growth in the distribution business and recovery in commercial markets, our focus is on investing in businesses and programs that will broaden our portfolio and reach new customers. The January 2023 acquisition of Precision Fuel Components expands our product offerings and customer base, offering strategic cross-selling opportunities and market share in niche B&GA related markets. The Aviation segment is expected to see continued growth due to progress on new initiatives, offering a favorable outlook for 2023.

Fleet Segment

Our Fleet segment continues to see growth in revenue from commercial fleet customers and e-commerce fulfillment, as the segment moves towards revenue diversification. Fleet is executing its revenue diversification strategy by acquiring new customers and expanding product options for the e-commerce fulfillment business. Commercial customer revenue continues to experience strong growth, increasing 42% in 2022 compared to the prior year. We anticipate continued growth as we extend our reach to meet the increasing demand from the commercial market. In 2022, commercial revenues were 40% of total Fleet segment revenue compared to 18% in 2020, demonstrating the continued success of our revenue diversification strategy. To support commercial revenue, Fleet opened a new distribution warehouse and e-commerce center of excellence in Olive Branch, MS (near Memphis, TN), in January 2023. The new facility, which doubles the existing warehouse space, enhances Fleet's geographical coverage and product offerings for customers. The launch of the new location will allow Fleet to keep up with the growing demand for e-commerce fulfillment. Additionally, we generated steady revenue from our support of the USPS delivery vehicle fleet through supplying parts and managing inventory, with revenue increasing 4% in 2022 compared to the prior year. We continue to monitor USPS vehicle procurement and are ready to support both new vehicles added to the fleet and existing vehicles still in service. Our experience and understanding of the USPS's needs strategically position us to remain a key partner. We are committed to remain agile and supporting the USPS during its vehicle transition. We expect continued growth within our commercial channels, coupled with stable contributions from USPS.

Federal and Defense Segment

In 2022, our Federal and Defense segment experienced revenue growth driven by strong performance in our Naval Sea Systems Command (NAVSEA) program in providing Foreign Military Sales (FMS), with the transfer of a U.S. Navy ship to Bahrain being a major contributor for the revenue increase. We experienced margin impacts from an unfavorable contract mix and recognized a loss on a non-Department of Defense contract with a foreign customer that was completed in 2022. To address these challenges, the Federal and Defense segment is reshaping its presence in the federal market by investing in business development. This includes a change in leadership and a focus on maintaining core operations while expanding our client base and capabilities. We aim to enhance our services and pursue new opportunities to support long-term growth for this segment.

Results of Operations

The following table summarizes our consolidated results of operations (in thousands):

| | Years ended December 31, | | | | | |
	2022	%	2021	%	2020	%
Revenues	$ 949,762	100.0	$ 750,853	100.0	$ 661,659	100.0
Costs and operating expenses	894,631	94.2	729,333	97.1	606,896	91.7
Loss on sale of business entity and certain assets	—	—	—	—	(8,214)	(1.2)
Gain on sale of property	—	—	—	—	1,108	0.2
Goodwill and intangible asset impairment	—	—	—	—	(33,734)	(5.1)
Operating income	55,131	5.8	21,520	2.9	13,923	2.2
Interest expense, net	17,885	1.9	12,069	1.6	13,496	2.0
Income before income taxes	37,246	3.9	9,451	1.3	427	0.2
Provision for income taxes	9,187	1.0	1,485	0.2	5,598	0.8
Net income (loss)	$ 28,059	2.9	$ 7,966	1.1	$ (5,171)	(0.6)

Revenues. Revenues increased $198.9 million, or 26.5%, in 2022 compared to 2021 due to revenue growth in our Aviation segment of $160.3 million, our Fleet segment of $27.8 million and our Federal and Defense segment of $10.8 million. See "Segment Operating Results" below for further information by segment. See Note (3) to the consolidated financial statements for information regarding sales by type and customer type for each of our segments.

Costs and Operating Expenses. Costs and operating expenses increased $165 million, or 23%, in 2022 compared to 2021. Costs and operating expenses for our operating segments increase and decrease in conjunction with the level of business activity and revenues generated by each segment. See "Segment Operating Results" below for further information by segment.

Operating Income. Operating income increased $33.6 million, or 156%, in 2022 compared to 2021 attributable to increases of $50.8 million for our Aviation segment and $3.5 million for our Fleet segment, partially offset by a decrease of $20.7 million for our Federal and Defense segment. See "Segment Operating Results" below for further information by segment.

Interest Expense. Interest expense increased approximately $5.8 million or 48.2% in 2022 compared to 2021 primarily due to higher average interest rates on borrowings outstanding.

Provision for Income Taxes. The effective tax rate was 24.7% in 2022 compared 15.7% in 2021. The increase in our effective tax rate primarily resulted from book expense in connection with a decline in the fair market value of our corporate owned life insurance ("COLI") assets in 2022 vs. book income recorded in 2021. For tax purposes, current year COLI book expense was reversed resulting in an unfavorable adjustment to the effective tax rate as opposed to a favorable adjustment reported in 2021.

Our tax rate is also affected by discrete items that may occur in any given year but may not be consistent from year to year. In addition to state income taxes, certain federal and state tax credits and permanent book-tax differences such as foreign derived intangible income ("FDII") deduction, I.R.C. Section 162(m) executive compensation limitation and unrealized investment income or loss from our COLI plan caused differences between the statutory U.S. federal income tax rate and our effective tax rate.

Segment Operating Results

Aviation Segment Results

The results of operations for our Aviation segment are as follows (in thousands):

	Years ended December 31,					
	2022	%	2021	%	2020	%
Revenues	$ 408,112	100.0	$ 247,852	100.0	$ 165,070	100.0
Costs and operating expenses	371,696	91.1	262,225	105.8	159,743	96.8
Loss on sale of business entity and certain assets	—	—	—	—	(8,214)	(5.0)
Gain on sale of property	—	—	—	—	1,108	0.7
Goodwill and intangible asset impairment	—	—	—	—	(33,734)	(20.4)
Operating income (loss)	$ 36,416	8.9	$ (14,373)	(5.8)	$ (35,513)	(21.5)

Revenues. Revenues increased $160 million, or 65%, in 2022 compared to 2021. Distribution revenue increased $129 million, or 75%, driven by contributions from recently initiated distribution contract wins and contributions from the acquisition of Global Parts (which occurred in the third quarter of the prior year). Repair revenue increased $32 million, or 42%, driven by improved demand in end markets as a result of market recovery and share gains with business and general aviation customers.

Costs and Operating Expenses. Costs and operating expenses increased $109 million, or 42%, in 2022 compared to 2021 primarily due to revenues increase as noted above and a $2.3 million non-cash charge to write down accounts receivable and inventory related to the Russian and Ukrainian markets, partially offset by a decrease in costs due to the absence of a $23.7 million inventory valuation reserve recognized in the prior year. Costs and operating expenses for this segment include expenses for amortization of intangible assets associated with acquisitions and allocated corporate costs. Expense for amortization of intangible assets was approximately $9.3 million and $8.7 million for 2022 and 2021, respectively. Expense for allocated corporate costs was approximately $12.9 million and $8.8 million for 2022 and 2021, respectively.

Operating Income. Operating income increased $50.8 million, or 353%, in 2022 compared to 2021 primarily due to contributions from new distribution programs, increases in higher margin repair revenue, and contributions from the Global Parts acquisition.

Fleet Segment Results

The results of operations for our Fleet segment are as follows (in thousands):

	Years ended December 31,					
	2022	%	2021	%	2020	%
Revenues	$ 261,336	100.0	$ 233,532	100.0	$ 242,170	100.0
Costs and operating expenses	237,425	90.9	213,106	91.3	215,511	89.0
Operating income	$ 23,911	9.1	$ 20,426	8.7	$ 26,659	11.0

Revenues. Revenues increased $27.8 million, or 12%, in 2022 compared to 2021. The increase was primarily from commercial customers of $31 million, or 42%, and other government customers of $7 million, or 5%. These increases were partially offset by a decrease in sales to DoD customers of $9 million, or 74%.

Costs and Operating Expenses. Costs and operating expenses increased $24.3 million, or 11%, primarily due to increased revenues. Costs and operating expenses for this segment include expense for amortization of intangible assets associated with acquisitions and allocated corporate costs. Expense for amortization of intangible assets was $6.4 million for 2022 and $7.1 million for 2021. Expense for allocated corporate costs was $7.5 million for 2022 and $8.5 million for 2021.

Operating Income. Operating income increased $3.5 million, or 17%, in 2022 compared to 2021, primarily due to a change in mix of products sold, including increased commercial fleet customer and e-commerce fulfillment sales as described above.

Federal and Defense Segment Results

The results of operations for our Federal and Defense segment are as follows (in thousands):

	Years ended December 31,					
	2022	%	2021	%	2020	%
Revenues	$ 280,314	100.0	$ 269,469	100.0	$ 254,419	100.0
Costs and operating expenses	281,119	100.3	249,572	92.6	228,110	89.7
Operating (loss) income	$ (805)	(0.3)	$ 19,897	7.4	$ 26,309	10.3

Revenues. Revenues increased $11 million, or 4%, in 2022 compared to 2021 due to revenues from our Foreign Military Sales (FMS) program with the U.S. Navy, partially offset by declines in our U.S. Army work as a result of program completions.

Costs and Operating Expenses. Costs and operating expenses increased $32 million, or 13%, in 2022 compared to 2021 due to increased revenue and a shift in our contract mix to a larger proportion of cost-plus contracts.

Operating (Loss) Income. Operating income decreased approximately $20.7 million, or 104%, in 2022 compared to 2021 primarily due to the completion of a U.S. Army program and a shift in our contract mix to a larger portion of cost-plus contracts, which generally provide lower profit margins compared to fixed-price and T&M contract types. Additionally, we recorded a $7.8 million loss in 2022 related to a specific fixed-price, non-DoD contract with a foreign customer. We have completed work on this contract in 2022.

Bookings and Funded Backlog

Our funded backlog represents the estimated remaining value of work to be performed under firm contracts. Bookings for our Aviation and Fleet segments occur at the time of sale. Accordingly, our Aviation and Fleet segments do not generally have funded contract backlog and backlog is not an indicator of their potential future revenues. Revenues for federal government contract work performed by our Federal and Defense segment depend on contract funding ("bookings"), and bookings generally occur when contract funding documentation is received. Funded contract backlog is an indicator of potential future revenue. While bookings and funded contract backlog generally result in revenue, we may occasionally have funded contract backlog that expires or is de-obligated upon contract completion and does not generate revenue.

Changes in funded backlog on contracts are sometimes unpredictable due to uncertainties associated with changing government program priorities and availability of funds, which is heavily dependent upon the congressional authorization and appropriation process. Delays in this process may temporarily diminish the availability of funds for ongoing and planned work.

In addition to funded backlog levels, we have contract ceiling amounts available for use on multiple award, indefinite delivery, indefinite quantity contracts (IDIQ) with DoD and federal civilian agencies. While these contracts increase the opportunities available for us to pursue future work, the actual amount of future work is indeterminate until task orders are placed on the contracts. Frequently, these task orders are competitively awarded. Additionally, these task orders must be funded by the procuring agencies before we can perform work and begin generating revenues. We do not include in backlog estimates of revenues to be derived from IDIQ contracts, but rather record backlog and bookings when task orders are awarded and funded on these contracts.

A summary of our bookings, revenues and funded contract backlog for our Federal and Defense segment is as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Bookings	$ 294	$ 314	$ 270
Revenues	$ 280	$ 269	$ 254
Funded Backlog	$ 187	$ 185	$ 183

For the year ended December 31, 2022, Federal and Defense segment bookings decreased 6% year-over-year to $294 million, while total funded backlog increased 1% year-over-year to $187 million.

Financial Condition

There has been no material adverse change in our financial condition in 2022. Our bank debt increased $2 million, and we had $160 million of unused bank loan commitments as of December 31, 2022. Changes to other asset and liability accounts were primarily due to our earnings; our level of business activity; the timing and level of inventory purchases to support new distribution programs, contract delivery schedules, and subcontractor and vendor payments required to perform our contract work; the timing of government contract funding awarded; and collections from our customers.

Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows (in thousands):

	Year ended December 31,		
	2022	2021	2020
Net cash provided by (used in) operating activities	$ 8,051	$ (17,602)	$ 35,761
Net cash (used in) provided by investing activities	(2,377)	(61,632)	20,219
Net cash (used in) provided by financing activities	(5,714)	79,374	(56,336)
Net (decrease) increase in cash and cash equivalents	$ (40)	$ 140	$ (356)

Cash provided by operating activities was $8.1 million in 2022 compared to cash used in operating activities of $17.6 million in 2021. The change was primarily due to lower use of cash for inventory purchases and timing of vendor payments, partially offset by increased accounts receivable as a result of overall revenue growth and timing of collections.

Cash used in investing activities decreased $59.3 million in 2022 compared to 2021 primarily due to cash paid for acquisitions, net of cash acquired, of $53.3 million related to the acquisitions of our HSS and Global Parts subsidiaries in the prior year.

Cash used in financing activities was $5.7 million in 2022 as compared to cash provided by financing activities of $79.4 million in 2021. The change was primarily due to $52.0 million of proceeds received in the prior year related to our public underwritten offering of our common stock in February 2021 and overall lower net borrowings of our debt in 2022.

We paid cash dividends totaling approximately $5.1 million or $0.40 per share in 2022. Pursuant to our bank loan agreement, our payment of cash dividends is subject to annual restrictions. We have paid cash dividends each year since 1973.

Liquidity

Our internal sources of liquidity are primarily from operating activities, specifically from changes in our level of revenues and associated inventory, accounts receivable and accounts payable, and from profitability. Significant increases or decreases in revenues and inventory, accounts receivable and accounts payable can affect our liquidity. Our inventory and accounts payable levels can be affected by the timing of large opportunistic inventory purchases and by distributor agreement requirements. Our accounts receivable and accounts payable levels can be affected by changes in the level of contract work we perform, by the timing of large materials purchases and subcontractor efforts used in our contracts, and by delays in the award of contractual coverage and funding and payments. Government funding delays can cause delays in our ability to invoice for revenues earned, presenting a potential negative impact on our days sales outstanding. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include capital expenditures; investments in expansion; improvement and maintenance of our operational and administrative facilities; and investments in the acquisition of businesses.

Our primary source of external financing is our loan agreement with a bank group and includes a term loan facility and a revolving loan facility, with an aggregate maximum borrowing capacity of $350 million. Under the loan agreement we may elect to increase the maximum availability of the term loan facility, the revolving loan facility, or a combination of both facilities, subject to customary lender commitment approvals. The aggregate limit of increases is $100 million.

On October 7, 2022, we entered into a fourth amendment to our loan agreement which, among other things, provides for the following: (i) an extension of the maturity date from July 23, 2024 to October 7, 2025; (ii) a reset of the aggregate principal amount of the term loan to $100.0 million; (iii) a modification to the amortization payments on the term loan from $3.75 million quarterly to $2.50 million quarterly; (iv) an increase in the maximum total leverage ratio from 4.25x to 4.50x, with such ratios decreasing thereafter as indicated in the table below; (v) a change in the benchmark rate from LIBOR to SOFR with a SOFR floor of 0.00%; and (vi) a corresponding change in pricing to account for the change from LIBOR to SOFR.

Testing Period	Maximum Total Funded Debt to EBITDA Ratio
From the Fourth Amendment Effective Date through and including June 30, 2023	4.50 to 1.00
From July 1, 2023 through and including December 31, 2023	4.25 to 1.00
From January 24, 2024 through and including June 30, 2024	4.00 to 1.00
From July 1, 2024 through and including September 30, 2024	3.75 to 1.00
From October 1, 2024 and thereafter	3.50 to 1.00

See Note (7) "Debt" to our Consolidated Financial Statements for information regarding our loan agreement.

Other Obligations and Commitments

See Note (7) "Debt" to our Consolidated Financial Statements for information regarding our long-term debt obligations. We estimate cash requirements for interest payments on our bank loan debt to be approximately $20.6 million for 2023, $19.8 million for 2024 and $16.2 million for 2025. The estimates do not take into account future drawdowns and repayments on the debt or changes in the variable interest rate, and actual interest may be different. The estimates included variable rate interest obligations estimated based on rates as of December 31, 2022. The interest payments are estimated through the maturity date of our term loan. Interest payments under our revolver loans have been excluded because a reasonable estimate of timing and amount of cash out flows cannot be determined.

See Note (12) "Leases" to our Consolidated Financial Statements for information pertaining to future minimum lease payments relating to our operating and lease obligations.

Inflation and Pricing

Our Aviation and Fleet segments have experienced broad-based inflationary impacts consistent with overall trends in the aerospace and industrial distribution market, due primarily to increased materials, labor and services costs. The effect of these increased costs on total company net income has been mitigated with improved efficiency in our underlying business through productivity improvements and pass-through price increases. Our Federal and Defense segment has limited inflation risk as most of our contracts provide for estimates of future labor costs to be escalated for any option periods, while the non-labor costs in our contracts are typically reimbursable at cost. Given broader inflation in the economy, we are monitoring the risk inflation presents to active and future contracts.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), which require us to make estimates and assumptions. Certain critical accounting policies affect the more significant accounts, particularly those that involve judgments, estimates and assumptions used in the preparation of our consolidated financial statements. The development and selection of these critical accounting policies have been determined by our management. Due to the significant judgment involved in selecting certain of the assumptions used in these policies, it is possible that different parties could choose different assumptions and reach different conclusions. We consider our policies relating to the following matters to be critical accounting policies.

Revenue Recognition

We account for revenue in accordance with ASC 606. The unit of account in ASC 606 is a performance obligation. At the inception of each contract with a customer, we determine our performance obligations under the contract and the contract's transaction price. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the respective goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. For product sales, each product sold to a customer typically represents a distinct performance obligation. Our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers.

Contract modifications are routine in the performance of our contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and therefore are accounted for as part of the existing contract.

Substantially all Fleet segment revenues from the sale of vehicle parts to customers are recognized at the point in time of the transfer of control to the customer. Sales returns and allowances for vehicle parts are not significant.

Our Aviation segment revenues result from the sale of aircraft parts and performance of MRO services. Our Aviation segment recognizes revenues for the sale of aircraft parts at a point in time when control is transferred to the customer, which usually occurs when the parts are shipped. Our Aviation segment recognizes revenues for MRO services over time as the services are transferred to the customer. MRO services revenue recognized is measured based on the cost-to-cost input method, as costs incurred reflect the work completed, and therefore the services transferred to date. Sales returns and allowances are not significant.

Our Federal and Defense segment revenues result from professional and technical services, which we perform for customers on a contract basis. Revenue is recognized for performance obligations over time as we transfer the services to the customer. The three primary types of contracts used are cost-type, fixed-price and time and materials. Revenues result from work performed on these contracts by our employees and our subcontractors and from costs for materials and other work-related costs allowed under our contracts.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees are earned. Variable consideration is included in the estimated transaction price, to the extent that it is probable that a significant reversal will not occur, when there is a basis to reasonably estimate the amount of the fee. These estimates are based on historical award experience, anticipated performance and our best judgment based on current facts and circumstances.

Revenues on fixed-price contracts are recorded as work is performed over the period. We generally recognize revenue using the time-elapsed output method for our fixed-price service offering performance obligations. For certain deliverable-based fixed-price performance obligations, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion. For such contracts, we estimate total costs at the inception of the contract based on our assumptions of the cost elements required to complete the associated tasks of the contract and assess the effects of the risks on our estimates of total costs to complete the contract. Our cost estimates are based on assumptions that include the complexity of the work, our employee labor costs, the cost of materials and the performance of our subcontractors. These cost estimates are subject to change as we perform under the contract and as a result, the timing of revenues and amount of profit on a contract may change as there are changes in estimated costs to complete the contract. Such adjustments are recognized on a cumulative catch-up basis in the period we identify the changes.

Revenues for time and materials contracts are recorded based on the amount for which we have the right to invoice our customers, because the amount directly reflects the value of our work performed for the customer. Revenues are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time and materials contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenues related to work performed on government contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized until it can be reliably estimated, and its realization is probable.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Inventories for our Fleet segment consist primarily of vehicle replacement parts, and also include related purchasing, storage and handling costs. Inventories for our Aviation segment consist primarily of aftermarket parts for distribution, and general aviation engine accessories and parts, and also include related purchasing, overhaul labor, storage and handling costs. We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Business Combinations

We account for business combinations under the acquisition method of accounting. The purchase price of each business acquired is allocated to the tangible and intangible assets acquired and the liabilities assumed based on information regarding their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and liabilities assumed is allocated to goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, and market multiples, among other items. We determine the fair values of intangible assets acquired generally in consultation with third-party valuation advisors. The valuation of assets acquired and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair values becomes available. We will recognize any adjustments to provisional amounts that are identified during the period not to exceed twelve months from the acquisition date (the "measurement period") in which the adjustments are determined. Acquisition costs are expensed as incurred. The results of operations of businesses acquired are included in the consolidated financial statements from their dates of acquisition.

As part of the agreement to acquire certain subsidiaries, we may be obligated to pay contingent consideration should the acquired entity meet certain earnings objectives subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined through the use of a probability-based scenario analysis approach. Under this approach, a set of potential future subsidiary earnings is estimated based on various revenue growth rate assumptions for each scenario. A probability of likelihood is then assigned to each potential future earnings estimate and the resultant contingent consideration is calculated and discounted using a weighted average discount rate. The fair value is measured each reporting period subsequent to the acquisition date and any changes are recorded within cost and operating expenses within our consolidated statement of income. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of the contingent consideration accrued.

Goodwill and Intangible Assets

Goodwill is subject to a review for impairment at least annually. We perform an annual review of goodwill for impairment during the fourth quarter and whenever events or other changes in circumstances indicate that the carrying value may not be fully recoverable. The goodwill impairment test is performed at the reporting unit level. We estimate and compare the fair value of each reporting unit to its respective carrying value including goodwill. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit's fair value and the reporting unit's carrying value. Determining the fair value of a reporting unit requires the exercise of significant management judgments and the use of estimates and assumptions. We estimate the fair value of our reporting units using a weighting of fair values derived from the income approach and market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on our estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on a weighted average cost of capital adjusted for the relevant risk associated with the characteristics of the business and the projected cash flows. Under the market approach, we estimate the fair value of a reporting unit based on multiples of earnings derived from observable market data of comparable public companies. We evaluate companies within our industry that have operations with observable and comparable economic characteristics and are similar in nature, scope and size to the reporting unit being compared. We analyze historical acquisitions in our industry to estimate a control premium that we incorporate into the fair value estimate of a reporting unit under the market approach. The carrying value of each reporting unit includes the assets and liabilities employed in its operations and goodwill. There are no significant allocations of amounts held at the Corporate level to the reporting units.

The results of our annual goodwill impairment tests in fiscal 2022 and 2021, respectively, indicated that the estimated fair value of each reporting unit exceeded its carrying value. There were no impairment charges recorded in the years ended December 31, 2022 and 2021.

In the second quarter of 2020, due to the significant decline in our market capitalization as well as an overall stock market decline amid market volatility as a result of the COVID-19 pandemic, we performed an interim impairment test utilizing a quantitative assessment approach. Based on the assessment, our VSE Aviation reporting unit was determined to be impaired and a $30.9 million impairment charge was recognized. Based on our annual goodwill impairment test performed in the fourth quarter of 2020, for which a qualitative assessment approach was utilized, it was determined that it was more likely than not that the fair value of our reporting units exceeded their carrying value, and no additional impairment was recognized.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits, such as net operating loss and capital loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. Deferred tax assets are evaluated quarterly to determine if valuation allowances are required or should be adjusted.

Recently Issued Accounting Pronouncements

For a description of recently announced accounting standards, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see "Nature of Business and Significant Accounting Policies-Recently Issued Accounting Pronouncements" in Note (1) to our Consolidated Financial Statements included below in Item 8.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest Rates

Our bank loan agreement provides available borrowing to us at variable interest rates. Our interest expense is impacted by the overall global economic and interest rate environment. The inflationary environment has also resulted in central banks raising short-term interest rates. Accordingly, future interest rate changes could potentially put us at risk for a material adverse impact on future earnings and cash flows. To mitigate the risks associated with future interest rate movements we have employed interest rate hedges to fix the rate on a portion of our outstanding borrowings for various periods.

A hypothetical 1% increase to interest rates would have increased interest expense by approximately $3.3 million, and would have decreased our net income and operating cash flows by a comparable amount.

For additional information related to our debt and interest rate swap agreements, see Note (7) and Note (8), respectively, to our Consolidated Financial Statements contained in this report.

ITEM 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	31
Consolidated Balance Sheets as of December 31, 2022 and 2021	33
Consolidated Statements of Income (Loss) for the years ended December 31, 2022, 2021 and 2020	34
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020	35
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020	36
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	37
Notes to Consolidated Financial Statements	39

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
VSE Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of VSE Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15.2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 9, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the write-down of Aviation inventories

As described further in Note 1 to the consolidated financial statements, the Company records inventory within its Aviation Segment at the lower of cost or net realizable value. The Company periodically evaluates the carrying value of inventory which requires the write-down of slow-moving inventory for excess or obsolete inventory based on certain inputs and assumptions used to determine the net realizable value. These assumptions include future demand and sales patterns. Changes in these assumptions could have a significant impact on the valuation of the inventory for the Aviation Segment.

The principal considerations for our determination that the assessment of the write-down of inventories, within the Aviation Segment, is a critical audit matter are the magnitude of the inventory balance in the Aviation Segment and that the inputs and assumptions used in determining the write-down are subject to significant management judgement. The inputs and assumptions used in determining the write-down of slow-moving inventory includes the future demand and sales patterns, the identification of specific inventories associated with aircraft with declining usage trends and the impact of recently executed distribution agreements. The assessment of these inputs required a high degree of auditor judgement in evaluating the future customer demand for slow moving inventory.

Our audit procedures related to the write-down of inventory included the following, among others.

- We tested the design and operating effectiveness of controls relating to the Company's inventory process, including controls over the Company's evaluation of the impact on the estimate of net realizable value based on the number of days transpiring from the date the inventory was original received, historical sales of the inventory, specific inventories identified to relate to aircraft with declining usage and the approval and evaluation of new distribution agreements.
- We assessed the recovery rates applied to slow moving inventory are consistent with management's forecasted demand.
- We assessed the identification of specific inventory with declining usage trends by evaluating external industry information.
- We conducted sensitivity analysis around the reserve assumptions applied to aged inventory included in the perpetual listing as of year-end.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2019.

Arlington, Virginia
March 9, 2023

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share and per share amounts)

		As of December 31,		
		2022		2021
Assets				
Current assets:				
Cash and cash equivalents	$	478	$	518
Receivables, net		103,193		76,587
Unbilled receivables		38,307		31,882
Inventories		380,707		322,702
Other current assets		26,193		32,304
Total current assets		548,878		463,993
Property and equipment, net		47,969		42,486
Intangible assets, net		90,624		108,263
Goodwill		248,837		248,753
Operating lease - right-of-use assets		34,412		27,327
Other assets		29,069		27,736
Total assets	$	999,789	$	918,558
Liabilities and Stockholders' equity				
Current liabilities:				
Current portion of long-term debt	$	10,000	$	14,162
Accounts payable		159,600		115,064
Accrued expenses and other current liabilities		53,722		49,465
Dividends payable		1,282		1,273
Total current liabilities		224,604		179,964
Long-term debt, less current portion		276,300		270,407
Deferred compensation		7,398		14,328
Long-term operating lease obligations		32,340		27,168
Deferred tax liabilities		9,621		9,108
Other long-term liabilities		—		250
Total liabilities		550,263		501,225
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Common stock, par value $0.05 per share, authorized 23,000,000 shares; issued and outstanding 12,816,613 and 12,726,659 respectively		641		636
Additional paid-in capital		92,620		88,515
Retained earnings		351,297		328,358
Accumulated other comprehensive income (loss)		4,968		(176)
Total stockholders' equity		449,526		417,333
Total liabilities and stockholders' equity	$	999,789	$	918,558

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Income (Loss)

(in thousands, except share and per share amounts)

		For the years ended December 31,		
		2022	2021	2020
Revenues:				
Products	$	562,482	$ 400,935	$ 318,324
Services		387,280	349,918	343,335
Total revenues		949,762	750,853	661,659
Costs and operating expenses:				
Products		503,932	385,065	283,814
Services		367,897	322,161	302,458
Selling, general and administrative expenses		5,163	3,625	3,120
Amortization of intangible assets		17,639	18,482	17,504
Total costs and operating expenses		894,631	729,333	606,896
		55,131	21,520	54,763
Loss on sale of a business entity and certain assets		—	—	(8,214)
Gain on sale of property		—	—	1,108
Goodwill and intangible asset impairment		—	—	(33,734)
Operating income		55,131	21,520	13,923
Interest expense, net		17,885	12,069	13,496
Income before income taxes		37,246	9,451	427
Provision for income taxes		9,187	1,485	5,598
Net income (loss)	$	28,059	$ 7,966	$ (5,171)
Basic earnings (loss) per share	$	2.20	$ 0.63	$ (0.47)
Basic weighted average shares outstanding		12,780,117	12,551,459	11,034,256
Diluted earnings (loss) per share	$	2.19	$ 0.63	$ (0.47)
Diluted weighted average shares outstanding		12,827,894	12,632,874	11,034,256

The accompanying notes are an integral part of these financial statements.

-34-

VSE Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

| | For the years ended December 31, | | | | | |
	2022		2021		2020	
Net income (loss)	$	28,059	$	7,966	$	(5,171)
Change in fair value of interest rate swap agreements, net of tax		5,144		1,027		(98)
Other comprehensive income (loss), net of tax		5,144		1,027		(98)
Comprehensive income (loss)	$	33,203	$	8,993	$	(5,269)

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2019	10,970	$ 549	$ 29,411	$ 334,246	$ (1,105)	$ 363,101
Net loss	—	—	—	(5,171)	—	(5,171)
Stock-based compensation	85	4	2,459	—	—	2,463
Change in fair value of interest rate swap agreements, net of tax	—	—	—	—	(98)	(98)
Dividends declared ($0.36 per share)	—	—	—	(3,978)	—	(3,978)
Balance at December 31, 2020	11,055	553	31,870	325,097	(1,203)	356,317
Issuance of common stock	1,599	80	51,937	—	—	52,017
Net income	—	—	—	7,966	—	7,966
Stock-based compensation	73	3	4,708	—	—	4,711
Change in fair value of interest rate swap agreements, net of tax	—	—	—	—	1,027	1,027
Dividends declared ($0.37 per share)	—	—	—	(4,705)	—	(4,705)
Balance at December 31, 2021	12,727	636	88,515	328,358	(176)	417,333
Net income	—	—	—	28,059	—	28,059
Stock-based compensation	90	5	4,105	—	—	4,110
Change in fair value of interest rate swap agreements, net of tax	—	—	—	—	5,144	5,144
Dividends declared ($0.40 per share)	—	—	—	(5,120)	—	(5,120)
Balance at December 31, 2022	12,817	$ 641	$ 92,620	$ 351,297	$ 4,968	$ 449,526

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 28,059	$ 7,966	$ (5,171)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	25,570	25,600	24,135
Deferred taxes	(1,139)	(4,356)	106
Stock-based compensation	4,465	3,932	2,858
Provision for inventory	1,094	24,420	—
Loss on sale of a business entity and certain assets	—	—	8,214
Loss (gain) on sale of property and equipment	122	(64)	(1,051)
Goodwill and intangible asset impairment	—	—	33,734
Earn-out obligation fair value adjustment	—	—	(4,999)
Changes in operating assets and liabilities, net of impact of acquisitions:			
Receivables	(26,606)	(9,413)	7,732
Unbilled receivables	(6,425)	(5,542)	19,694
Inventories	(59,099)	(80,021)	(50,172)
Other current assets and noncurrent assets	(4,522)	(14,247)	(1,722)
Accounts payable and deferred compensation	36,193	33,210	3,503
Accrued expenses and other current and noncurrent liabilities	10,339	913	(1,100)
Net cash provided by (used in) operating activities	8,051	(17,602)	35,761
Cash flows from investing activities:			
Purchases of property and equipment	(11,212)	(10,520)	(4,427)
Proceeds from the sale of property and equipment	—	68	2,875
Proceeds from payments on notes receivable	8,835	2,906	1,856
Proceeds from sale of a business entity and certain assets	—	—	19,915
Earn-out obligation payments	—	(750)	
Cash paid for acquisitions, net of cash acquired	—	(53,336)	—
Net cash (used in) provided by investing activities	(2,377)	(61,632)	20,219
Cash flows from financing activities:			
Borrowings on loan agreement	520,223	491,567	432,999
Repayments on loan agreement	(518,347)	(458,294)	(452,338)
Proceeds from issuance of common stock	899	52,017	—
Earn-out obligation payments	(1,250)	—	(31,701)
Payment of debt financing costs	(1,113)	(808)	(636)
Payment of taxes for equity transactions	(1,015)	(681)	(690)
Dividends paid	(5,111)	(4,427)	(3,970)
Net cash (used in) provided by financing activities	(5,714)	79,374	(56,336)
Net (decrease) increase in cash and cash equivalents	(40)	140	(356)
Cash and cash equivalents at beginning of year	518	378	734
Cash and cash equivalents at end of year	$ 478	$ 518	$ 378

The accompanying notes are an integral part of these financial statements.

Supplemental cash flow disclosures:							
Cash paid for interest	$	16,423	$	12,146	$	13,936
Cash paid for income taxes	$	10,332	$	7,536	$	4,759
Supplemental disclosure of noncash investing and financing activities:							
Notes receivable from the sale of a business entity and certain assets	$	—	$	—	$	12,852
Earn-out obligation in connection with acquisitions	$	—	$	1,250	$	—

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2022

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

The term "VSE," the "Company," "us," "we," or "our" means VSE and its subsidiaries and divisions unless the context indicates operations of only VSE as the parent company.

Our operations include aftermarket supply chain management solutions and parts supply for vehicle fleets; maintenance, repair, and overhaul ("MRO") services and parts supply for aviation clients; vehicle and equipment maintenance and refurbishment; logistics; engineering; energy services; IT and health care IT solutions; and consulting services. We serve the United States Government (the "government"), including the United States Department of Defense ("DoD"), federal civilian agencies, and other commercial customers.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements consist of the operations of our parent company and our wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements may include, but are not limited to, fair value measurements, inventory provisions, collectability of receivables, estimated profitability of long-term contracts, valuation allowances on deferred tax assets, fair value of goodwill and other intangible assets and contingencies.

Stock-Based Compensation

We issue stock-based awards as compensation to employees and directors. Stock-based awards include stock-settled bonus awards, vesting stock awards and performance share awards. We recognize stock-based compensation expense over the underlying award's requisite service period, as measured using the award's grant date fair value. Our policy is to recognize forfeitures as they occur. For performance share awards, we assess the probability of achieving the performance conditions at each reporting period end and adjust compensation expense based on the number of shares we expect to ultimately issue.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period are weighted for the portion of the period that they were outstanding. Our calculation of diluted earnings per common share includes the dilutive effects for the assumed vesting of outstanding stock-based awards. As a result of incurring a net loss for the year ended December 31, 2020, potential dilutive shares were excluded from diluted loss per share as the effect would have been anti-dilutive. The antidilutive common stock equivalents excluded from the diluted per share calculation were not material.

	Years Ended December 31,		
	2022	2021	2020
Basic weighted average common shares outstanding	12,780,117	12,551,459	11,034,256
Effect of dilutive shares	47,777	81,415	—
Diluted weighted average common shares outstanding	12,827,894	12,632,874	11,034,256

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, the carrying values on our consolidated balance sheets approximate fair value.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. Property and equipment is generally depreciated over the following estimated useful lives: computer equipment, furniture, other equipment from three to 15 years; and buildings and land improvements from 15 to 20 years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

Leases

We determine at inception whether an arrangement that provides us control over the use of an asset is a lease. Substantially all of our leases are long-term operating leases for facilities with fixed payment terms. We recognize a right-of-use ("ROU") asset and a lease liability upon commencement of our operating leases. The initial lease liability is equal to the future fixed minimum lease payments discounted using our incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that we will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial indirect costs and prepayments, less any lease incentives.

We recognize lease costs on a straight-line basis over the remaining lease term, except for variable lease payments that are expensed in the period in which the obligation for those payments is incurred.

Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the balance sheet. Operating lease cost is included in costs and operating expenses on our consolidated statement of income.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of our trade receivables. Our trade receivables consist of amounts due from various commercial entities and government clients. We believe that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the customer base and their dispersion across many different geographic regions. Contracts with the government, either as a prime or subcontractor, accounted for approximately 47%, 57%, and 69% of revenues for the years ended December 31, 2022, 2021 and 2020, respectively. The credit risk, with respect to contracts with the government, is limited due to the creditworthiness of the respective governmental entity. We perform ongoing credit evaluations and monitoring of the financial condition of all our customers. We maintain an allowance for credit losses based upon several factors, including historical collection experience, current aging status of the customer accounts and financial condition of our customers.

Revenue Recognition

We account for revenue in accordance with ASC 606. The unit of account in ASC 606 is a performance obligation. At the inception of each contract with a customer, we determine our performance obligations under the contract and the contract's transaction price. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the respective goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. For product sales, each product sold to a customer typically represents a distinct performance obligation. Our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers.

Contract modifications are routine in the performance of our contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and therefore are accounted for as part of the existing contract.

Substantially all our Fleet segment revenues from the sale of vehicle parts to customers are recognized at the point in time of the transfer of control to the customer. Sales returns and allowances for vehicle parts are not significant.

Our Aviation segment revenues result from the sale of aircraft parts and performance of MRO services for private and commercial aircraft owners, other aviation MRO providers, and aviation original equipment manufacturers. Our Aviation segment recognizes revenues for the sale of aircraft parts at a point in time when control is transferred to the customer, which usually occurs when the parts are shipped. Our Aviation segment recognizes revenues for MRO services over time as the services are transferred to the customer. MRO services revenue recognized is measured based on the cost-to-cost input method, as costs incurred reflect the work completed, and therefore the services transferred to date. Sales returns and allowances are not significant.

Our Federal and Defense segment revenues result from professional and technical services, which we perform for customers on a contract basis. Revenue is recognized for performance obligations over time as we transfer the services to the customer. The three primary types of contracts used are cost-type, fixed-price and time-and-materials. Revenues result from work performed on these contracts by our employees and our subcontractors and from costs for materials and other work-related costs allowed under our contracts.

Revenues on cost-plus contracts are recorded as contract allowable costs are incurred and fees are earned. Variable consideration is included in the estimated transaction price, to the extent that it is probable that a significant reversal will not occur, when there is a basis to reasonably estimate the amount of the fee. These estimates are based on historical award experience, anticipated performance and our best judgment based on current facts and circumstances.

Revenues on fixed-price contracts are recorded as work is performed over the period. We generally recognize revenue using the time-elapsed output method for our fixed-price service offering performance obligations. For certain deliverable-based fixed-price performance obligations, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion. For such contracts, we estimate total costs at the inception of the contract based on our assumptions of the cost elements required to complete the associated tasks of the contract and assess the impact of the risks on our estimates of total costs to complete the contract. Our cost estimates are based on assumptions that include the complexity of the work, our employee labor costs, the cost of materials and the performance of our subcontractors. These cost estimates are subject to change as we perform under the contract and as a result, the timing of revenues and amount of profit on a contract may change as there are changes in estimated costs to complete the contract. Such adjustments are recognized on a cumulative catch-up basis in the period we identify the changes.

Revenues for time and materials ("T&M") contracts are recorded based on the amount for which we have the right to invoice our customers, because the amount directly reflects the value of our work performed for the customer. Revenues are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time and materials contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenues related to work performed on government contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized until it can be reliably estimated, and its realization is probable.

A substantial portion of contract and administrative costs are subject to audit by the Defense Contract Audit Agency. Our indirect cost rates have been audited and approved for 2021 and prior years with no material adjustments to our results of operations or financial position. While we maintain reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, we do not believe any future audits will have a material adverse effect on our results of operations, financial position, or cash flows.

Receivables and Unbilled Receivables

Receivables are recorded at amounts earned less an allowance. We review our receivables regularly to determine if there are any potentially uncollectible accounts. The majority of our receivables are from government agencies, where there is minimal credit risk.

Unbilled receivables include amounts typically resulting from sales under contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. The amounts may not exceed their estimated net realizable value. Unbilled receivables are classified as current based on our contract operating cycle.

Allowance for Credit Losses

We establish allowances for credit losses on our accounts receivable and unbilled receivables. To measure expected credit losses, we have disaggregated pools of receivable balances by segment. Within each segment, receivables exhibit similar risk characteristics. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status. We also consider current market conditions and forecasts of future economic conditions to inform potential adjustments to historical loss data. In addition, we also record allowance for credit losses for specific receivables that are deemed to have a higher risk profile than the rest of the respective pool of receivables, such as concerns about a specific customer's inability to meet its financial obligation to us. The adequacy of these allowances is assessed quarterly through consideration of factors on a collective basis where similar characteristics exist and on an individual basis.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Inventories consist primarily of finished goods replacement parts for our Fleet and Aviation segments, and also include related purchasing, storage and handling costs. Inventories for our Aviation segment consist primarily of aftermarket parts for distribution, and general aviation engine accessories and parts, and also include related purchasing, overhaul labor, storage and handling costs.

We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

During 2021, we recorded a $24.4 million provision for inventory within cost and operating expenses primarily related to slow moving and excess quantities of Aviation segment inventory supporting certain international region distribution programs entered into prior to 2019.

Deferred Compensation Plans

We established the VSE Corporation Deferred Supplemental Compensation Plan ("DSC Plan") for the benefit of certain key management employees to be incentivized and rewarded based on overall company performance. We recognized DSC Plan expenses of $0.3 million, $0.4 million and $1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We invest in corporate owned life insurance ("COLI") products and in mutual funds that are held in a Rabbi Trust to fund the DSC Plan obligations. The COLI investments are recorded at cash surrender value and the mutual fund investments are recorded at fair value. The DSC Plan assets are included in other assets on the accompanying consolidated balance sheets. Gains and losses recognized on the changes in fair value of the investments are recorded as selling, general and administrative expenses on the accompanying consolidated statements of income. We recorded a net gain of $22 thousand and net losses of $0.6 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Derivative Instruments

Derivative instruments are recorded on the consolidated balance sheets at fair value. Unrealized gains and losses on derivatives designated as cash flow hedges are report in other comprehensive income (loss) and reclassified into earnings in a manner that matches the timing of the earnings impact of the hedged transactions.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets.

Business Combinations

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in our results of operations beginning as of their effective acquisition dates. For contingent consideration arrangements, a liability is recognized at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations.

Goodwill and Other Intangible Assets

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is tested for potential impairment at the reporting unit level annually at the beginning of the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We estimate and compare the fair value of each reporting unit to its respective carrying value including goodwill. The fair value of our reporting units is determined using a combination of the income approach and the market approach, which involves the use of estimates and assumptions, including projected future operating results and cash flows, the cost of capital, and financial measures derived from observable market data of comparable public companies. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit's fair value and the reporting unit's carrying value.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Impairment of Long-Lived Assets (Excluding Goodwill)

We review our long-lived assets, including amortizable intangible assets and property and equipment, for impairment whenever events or changes in facts and circumstances indicate that their carrying values may not be fully recoverable. We assess impairment by comparing the estimated undiscounted future cash flows of the related asset to its carrying value. If an asset is determined to be impaired, we recognize an impairment charge in the current period for the difference between the fair value of the asset and its carrying value.

Recent Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, "Revenue from Contracts with Customers," as if the acquirer had originated the contracts. The new standard is effective on a prospective basis for fiscal years and interim reporting periods within those fiscal years beginning after December 15, 2022, with early adoption permitted. We elected to early adopt this standard during the first quarter 2022 and will apply the guidance prospectively to business combinations entered into subsequent to adoption.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We amended our loan agreement in October 2022, which is discussed in Note (7) "Debt". The change from LIBOR rates did not have a material impact on our consolidated financial statements.

(2) Acquisitions and Divestitures

Acquisitions

Global Parts Group, Inc

On July 26, 2021, our Aviation segment acquired Global Parts Group, Inc. ("Global Parts"), a privately owned company with operations in Augusta, Kansas. Global Parts provides distribution and MRO services for business and general aviation ("B&GA") aircraft families. The acquisition expands our existing B&GA focus and further diversifies our existing product and platform offerings to include additional airframe components, while expanding our customer base of regional and global B&GA customers.

The cash purchase price for Global Parts was approximately $40 million, net of cash acquired, which was funded using our existing bank revolving loan. The purchase price included $2 million of contingent consideration. Refer to Note (17) "Fair Value Measurements," for additional information regarding the earn-out obligation.

We completed the purchase accounting valuation for this transaction in 2021 and recorded the final purchase price allocation as follows (in thousands):

Description	Fair Value
Accounts receivable	$ 6,410
Inventories	13,240
Prepaid expenses and other current assets	620
Property and equipment	368
Intangibles - customer related	16,000
Goodwill	10,019
Operating lease right-of-use-assets	3,043
Long-term deferred tax assets	1,775
Accounts payable	(6,112)
Accrued expenses and other current liabilities	(1,936)
Long-term operating lease liabilities	(2,874)
Net assets acquired, excluding cash	$ 40,553
Cash consideration, net of cash acquired	$ 38,553
Acquisition date estimated fair value of earn-out obligation	2,000
Total consideration	$ 40,553

The value attributed to the customer relationship intangible asset is being amortized on a straight-line basis using a useful life of 15 years. None of the value attributed to goodwill and customer relationships was deductible for income tax purposes. Goodwill resulting from the acquisition reflects the strategic advantage of expanding our supply chain management capabilities through the diversification of our existing product and platform offerings to new customers.

We incurred approximately $0.5 million of acquisition-related expenses associated with our Global Parts acquisition for the year ended December 31, 2021, which are included in selling, general and administrative expenses.

Global Parts' results of operations are included in our Aviation segment in the accompanying consolidated financial statements beginning on the acquisition date of July 26, 2021. Had the acquisition occurred as of January 1, 2020, revenue and net income (loss) from consolidated operations, and basic and diluted earnings (loss) per share on a pro forma basis for the year ended December 31, 2021 and 2020 would not have been materially different than our reported amounts.

HAECO Special Services, LLC

On March 1, 2021, our Federal and Defense segment acquired HAECO Special Services, LLC ("HSS") from HAECO Airframe Services, LLC, a division of HAECO Americas ("HAECO") for the purchase price of $14.8 million. HSS is a leading provider of fully integrated MRO support solutions for military and government aircraft. HSS provides scheduled depot maintenance, contract field deployment and unscheduled drop-in maintenance for a United States DoD contract specifically for the sustainment of the U.S. Air Force ("USAF") KC-10 fleet. HSS operating results are included in our Federal and Defense segment in the accompanying consolidated financial statements beginning on the acquisition date of March 1, 2021. The acquisition was not material to our consolidated financial statements.

The final allocation of the purchase price resulted in approximately $7.0 million to the fair value of net tangible assets (including $9.2 million of accounts receivable), $0.7 million to goodwill, and $7.2 million to customer relationship intangible asset, which is being amortized over approximately 4 years from the acquisition date.

We incurred approximately $0.3 million of acquisition-related expenses associated with our HSS acquisition for the year ended December 31, 2021, which are included in selling, general and administrative expenses.

Divestitures

Prime Turbines Sale

In January 2020, VSE's subsidiary VSE Aviation, Inc. entered into two definitive agreements to sell (1) Prime Turbines LLC ("Prime Turbines") and (2) certain related inventory assets to PTB Holdings USA, LLC ("PTB"). The transaction was completed on February 26, 2020 with cash proceeds of $20.0 million, including final working capital adjustments, and a note receivable of $8.3 million received as consideration. As a result of the sale of the business and inventory, we derecognized the assets and liabilities of Prime Turbines and recorded a $7.5 million loss in 2020 which is reflected within loss on sale of a business entity and certain assets in the consolidated statements of income.

CT Aerospace Asset Sale

In June 2020, VSE's subsidiary VSE Aviation, Inc. entered into an asset purchase agreement to sell CT Aerospace, LLC ("CT Aerospace") inventory and certain assets to Legacy Turbines, LLC ("Legacy Turbines") for $6.9 million, with a note receivable received as consideration. As a result of the sale, we recorded a $678 thousand loss in 2020, which is reflected within loss on sale of a business entity and certain assets in the consolidated statements of income.

(3) Revenue Recognition

Disaggregated Revenue

Our revenues are derived from the delivery of products to our customers and from services performed for commercial customers, the DoD, and various other government agencies.

A summary of revenues by customer for each of our operating segments for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

Year Ended December 31, 2022		Fleet		Aviation		Federal and Defense		Total
Commercial	$	104,162	$	403,155	$	583	$	507,900
DoD		3,286		—		224,436		227,722
Other government		153,888		4,957		55,295		214,140
Total	$	261,336	$	408,112	$	280,314	$	949,762
Year Ended December 31, 2021								
Commercial	$	73,606	$	245,380	$	3,332	$	322,318
DoD		12,689		—		220,733		233,422
Other government		147,237		2,472		45,404		195,113
Total	$	233,532	$	247,852	$	269,469	$	750,853
Year Ended December 31, 2020								
Commercial	$	42,733	$	163,695	$	1,877	$	208,305
DoD		20,744		1,093		214,560		236,397
Other government		178,693		282		37,982		216,957
Total	$	242,170	$	165,070	$	254,419	$	661,659

A summary of revenues by type for each of our operating segments for the year ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

Year Ended December 31, 2022	Fleet		Aviation		Federal and Defense		Total	
Repair	$	—	$	107,399	$	—	$	107,399
Distribution		261,336		300,713		—		562,049
Cost Plus Contract		—		—		139,958		139,958
Fixed Price Contract		—		—		98,674		98,674
T&M Contract		—		—		41,682		41,682
Total	$	261,336	$	408,112	$	280,314	$	949,762
Year Ended December 31, 2021								
Repair	$	—	$	75,725	$	—	$	75,725
Distribution		233,532		172,127		—		405,659
Cost Plus Contract		—		—		93,694		93,694
Fixed Price Contract		—		—		105,495		105,495
T&M Contract		—		—		70,280		70,280
Total	$	233,532	$	247,852	$	269,469	$	750,853
Year Ended December 31, 2020								
Repair	$	—	$	82,445	$	—	$	82,445
Distribution		242,170		82,625		—		324,795
Cost Plus Contract		—		—		79,064		79,064
Fixed Price Contract		—		—		138,406		138,406
T&M Contract		—		—		36,949		36,949
Total	$	242,170	$	165,070	$	254,419	$	661,659

Contract Balances

Receivables, net, represent rights to consideration, which are unconditional other than the passage of time. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled receivables and contract retentions but exclude billed receivables. Contract liabilities include customer advances, billings in excess of revenues and deferred revenue. Contract assets and liabilities are recorded net on a contract-by-contract basis and are generally classified as current based on our contract operating cycle.

Receivables, net and unbilled receivables as of December 31, 2022 and 2021, respectively, were as follows (in thousands):

	2022		2021	
Receivables, net[1]	$	103,193	$	76,587
Unbilled receivables		38,307		31,882
Total	$	141,500	$	108,469

[1] Net of allowance of $2.1 million and $1.7 million as of December 31, 2022 and 2021, respectively.

Unbilled receivables increased to $38.3 million as of December 31, 2022 from $31.9 million as of December 31, 2021, primarily due to revenue recognized in excess of billings.

Contract liabilities, which are included in accrued expenses and other current liabilities in our consolidated balance sheet, were $6.4 million as of December 31, 2022 and $7.1 million as of December 31, 2021. For the year ended December 31, 2022 and 2021, we recognized revenue of $3.9 million and $5.1 million, respectively, that was previously included in the beginning balance of contract liabilities.

Performance Obligations

Our performance obligations are satisfied either at a point in time or over time as work progresses. Revenues from products and services transferred to customers at a point in time are primarily related to the sales of vehicle and aircraft parts in our Fleet and Aviation segments. Revenue recognized at a point in time accounted for approximately 59% and 54% of our revenues for the year ended December 31, 2022 and 2021, respectively. Revenues from products and services transferred to customers over time are primarily related to revenues in our Federal and Defense segment and MRO services in our Aviation segment. Revenues recognized over time accounted for approximately 41% and 46% of our revenues for the year ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the aggregate amount of transaction prices allocated to unsatisfied or partially unsatisfied performance obligations was $187 million. Performance obligations expected to be satisfied within one year and greater than one year are 97% and 3%, respectively. We have applied the practical expedient for certain parts sales and MRO services to exclude the amount of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which we recognize revenue in proportion to the amount we have the right to invoice for services performed.

During the year ended December 31, 2022, revenue recognized from performance obligations satisfied in prior periods was not material.

(4) Other Current Assets

Other current assets consisted of the following as of December 31, 2022 and 2021 (in thousands):

	2022	2021
Self insurance trust assets	$ —	$ 5,993
Current portion of notes receivable	—	2,820
Vendor advances	14,998	14,552
Other	11,195	8,939
Total	$ 26,193	$ 32,304

(5) Property and Equipment

Property and equipment, net consisted of the following as of December 31, 2022 and 2021 (in thousands):

	2022	2021
Buildings and building improvements	$ 30,482	$ 29,596
Computer equipment	29,728	28,084
Furniture, fixtures, equipment and other	48,788	39,377
Leasehold improvements	7,495	7,164
Land and land improvements	4,681	4,726
	121,174	108,947
Less accumulated depreciation and amortization	(73,205)	(66,461)
Total property and equipment, net	$ 47,969	$ 42,486

Depreciation and amortization expense for the years ended December 31, 2022, 2021 and 2020 was $7.1 million, $6.1 million and $5.6 million, respectively.

(6) Goodwill and Intangible Assets

Changes in goodwill for the years ended December 31, 2022 and 2021 by operating segment were as follows (in thousands):

	Fleet		Federal and Defense		Aviation [1]		Total
Balance as of December 31, 2020	$	63,190	$	30,883	$	144,053	$	238,126
Goodwill acquired		—		608		10,019		10,627
Balance as of December 31, 2021	$	63,190	$	31,491	$	154,072	$	248,753
Adjustments to goodwill		—		84		—		84
Balance as of December 31, 2022	$	63,190	$	31,575	$	154,072	$	248,837

[1] As of December 2022 and 2021, the Aviation segment accumulated goodwill impairment loss was $30.9 million.

Goodwill increased during the year ended December 31, 2021 in connection with acquisitions completed during the period as discussed in Note (2) "Acquisitions and Divestitures." There were no impairments of goodwill during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, we recognized a $30.9 million goodwill impairment charge resulting from the negative impact of the COVID-19 pandemic on our Aviation reporting unit.

Intangible assets consisted of the following (in thousands):

		Cost		Accumulated Amortization		Net Intangible Assets
December 31, 2022						
Contract and customer-related	$	206,291	$	(116,881)	$	89,410
Trade names		8,670		(7,456)		1,214
Total	$	214,961	$	(124,337)	$	90,624
December 31, 2021						
Contract and customer-related	$	221,796	$	(116,385)	$	105,411
Acquired technologies		12,400		(11,915)		485
Trade names		8,670		(6,303)		2,367
Total	$	242,866	$	(134,603)	$	108,263

Intangible assets with a gross carrying value of 27.9 million were fully amortized during the year and are no longer reflected in the intangible asset values as of December 31, 2022. There were no impairment losses during 2022 and 2021. We recognized an impairment expense, included in goodwill and intangible impairment, of $2.8 million within the Aviation segment during the second quarter of 2020 in connection with the sale of all of the inventory of our CT Aerospace subsidiary.

Amortization expense for the years ended December 31, 2022, 2021 and 2020 was $17.6 million, $18.5 million and $17.5 million, respectively.

The estimated future annual amortization expense related to intangible assets are as follows (in thousands):

Year Ending December 31,		
2023	$	13,639
2024		10,059
2025		9,015
2026		8,190
2027		6,444
Thereafter		43,277
Total	$	90,624

(7) Debt

Long-term debt consisted of the following (in thousands):

	December 31,		
	2022		2021
Bank credit facility - term loan	$ 100,000	$	60,175
Bank credit facility - revolver loans	188,610		226,559
Principal amount of long-term debt	288,610		286,734
Less debt issuance costs	(2,310)		(2,165)
Total long-term debt	286,300		284,569
Less current portion	(10,000)		(14,162)
Long-term debt, net of current portion	$ 276,300	$	270,407

As of December 31, 2022, the interest rate on our outstanding term debt and weighted average interest rate on our aggregate outstanding revolver debt was 6.93% and 7.01%, respectively. Interest expense incurred on bank credit facilities was approximately $17.4 million, $11.2 million and $12.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We have a loan agreement with a group of banks from which we borrow amounts under the loan agreement to provide working capital support, fund letters of credit, and finance acquisitions. The loan agreement includes term and revolving loan facilities. The revolving loan facility provides for revolving loans and letters of credit. The maximum amount of credit available under the loan agreement for revolving loans and letters of credit is $350 million. Under the loan agreement we may elect to increase the maximum availability of the term loan facility, the revolving loan facility, or both facilities up to an aggregate additional amount of $100 million subject to lender approvals. The loan agreement also provides for letters of credit aggregating up to $25 million. As of December 31, 2022 and 2021, we had approximately $1.0 million in letters of credit outstanding.

On October 7, 2022, we entered into the Fourth Amendment to our loan agreement which, among other things, (i) extended the maturity date from July 23, 2024 to October 7, 2025; (ii) reset the aggregate principal amount of the term loan to $100 million, (iii) modified the quarterly amortization payments on the term loan from $3.75 million to $2.50 million, (iv) increased the maximum Total Funded Debt to EBITDA Ratio from 4.25x to 4.50x, with such ratios decreasing thereafter, (v) changed the benchmark rate from LIBOR to Secured Overnight Financing Rate (SOFR) with a SOFR floor of 0%; and (vi) modified pricing to account for the change from LIBOR to SOFR.

Borrowings under our loan agreement bear interest at a variable rate of interest based on Term SOFR or a base rate, plus in each case an applicable margin (based on our Total Funded Debt to EBITDA Ratio). The base rate for any day is a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate plus .50%; (ii) the Prime Rate and (iii) the sum of Term SOFR for a one month interest period, plus the difference between the additional Term SOFR interest margin for SOFR rate loans and the additional base rate interest margin for base rate loans. The applicable margins for SOFR loans ranges from 1.50% to 3.75% and .50% to 2.75% for base rate loans. We also pay a commitment fee with respect to undrawn amounts under the revolving loan facility ranging from .25% to .50% (based on our Total Funded Debt to EBITDA Ratio) and fees on letters of credit that are issued.

We incurred and deferred $1.1 million of debt issuance costs in connection with the Fourth Amendment to our loan agreement, which are amortized to interest expense over the remaining term of the loan. Amortization of debt issuance costs was $1.0 million, $1.0 million, $1.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Future required term and revolver loan payments as of December 31, 2022 are as follows (in thousands):

Year Ending	Term		Revolver		Total
2023	$ 10,000	$	—	$	10,000
2024	10,000		—		10,000
2025	80,000		188,610		268,610
Total	$ 100,000	$	188,610	$	288,610

The loan agreement contains collateral requirements to secure our loan agreement obligations, restrictive covenants, a limit on annual dividends, and other affirmative and negative covenants, conditions, and limitations. Restrictive covenants include a maximum Total Funded Debt to EBITDA Ratio and a minimum Fixed Charge Coverage Ratio. We were in compliance with required ratios and other terms and conditions as of December 31, 2022.

(8) Derivative Instruments and Hedging Activities

We are party to fixed interest rate swap instruments that are designated and accounted for as cash flow hedges to manage risks associated with interest rate fluctuations on a portion of our floating rate debt.

Our derivative instruments designated as cash flow hedges as of December 31, 2022 were (in thousands):

	Notional Amount	Paid Fixed Rate	Receive Variable Rate	Settlement and Termination
Interest rate swap[1]	$150,000	2.8%	1-month term SOFR	Monthly through October 31, 2027

[1] On July 22, 2022, we executed forward-starting fixed interest rate swap, the tenor of which began on October 31, 2022.

These derivative instruments are recorded on the consolidated balance sheets at fair value. Unrealized changes in the fair value on cash flow hedges are recognized in other comprehensive income (loss) and the amounts are reclassified from accumulated other comprehensive income (loss) into earnings in a manner that matches the timing of the earnings impact of the hedged transactions. We estimate that we will reclassify $2.9 million of unrealized gains from accumulated other comprehensive income into earnings in the twelve months following December 31, 2022.

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,	
	2022	2021
Accrued compensation and benefits	$ 23,298	$ 24,395
Contract liabilities	6,402	7,147
Accrued customer rebates and royalties	6,240	4,514
Current portion of lease liabilities	7,254	5,991
Other	10,528	7,418
Total	$ 53,722	$ 49,465

(10) Stock-Based Compensation Plans

The VSE Corporation 2006 Restricted Stock Plan, as amended (the "2006 Plan"), provides VSE's employees and directors the opportunity to receive various types of stock-based compensation and cash awards. In May 2020, the stockholders approved amendments to the 2006 Plan extending its term until May 6, 2027 and authorizing an additional 500,000 shares of our common stock for issuance under the 2006 Plan. As of December 31, 2022, we are authorized to issue up to 1,500,000 shares of our common stock and 598,637 shares remained available for issuance. As of December 31, 2022, we have outstanding stock-settled bonus awards, vesting stock awards, and performance share awards under this plan.

Stock-settled bonus awards are a fixed dollar-denominated award that vests over a three-year service period in three equal tranches. As each tranche vests, the fixed dollar value of the vested portion of the award is converted into shares based on the closing market price of our stock at the date of conversion. On each vesting date, 100% of the vested award is paid in stock that is subject to a two-year stock sales restriction. Expense is recognized on a straight-line basis over the requisite service period for each tranche, which results in an accelerated pattern for an award.

Employee vesting stock awards generally vest over a three-year service period in equal installments on each anniversary of the grant date. Our directors receive a grant of vesting stock annually as part of their compensation and the stock vests immediately upon grant.

We grant performance share awards to certain employees under the 2006 Plan. Performance share awards are rights to receive shares of our stock on the satisfaction of service requirements and performance conditions. These awards vest ratably in equal installments over a three-year period on the anniversary of each grant date, subject to meeting the minimum service requirements and the achievement of certain annual or cumulative financial metrics of our performance, with the number of shares ultimately issued, if any, ranging up to 100% of the specified target shares. If performance is below the minimum threshold level of performance, no shares will be issued. For all performance share awards granted, the annual and cumulative financial metrics are based on our achievement of a return on equity.

During fiscal 2021, we established the Employee Stock Purchase Plan (ESPP) to allow eligible employees to purchase shares of our VSE common stock at a discount of up to 15% of the fair market value on specified dates. For ESPP offerings in the year ended December 31, 2022, the purchase price was 12% off the lesser of the fair market value on the date of the offering and the fair market value on the date of purchase, thereby resulting in stock compensation expense of $123 thousand. As of December 31, 2022, 500,000 shares of VSE common stock are authorized for issuance under the ESPP.

Expense and Related Tax Benefits Recognized

Stock-based compensation expense and related tax benefits recognized under the 2006 Plan for the years ended December 31, was as follows (in thousands):

	2022	2021	2020
Stock-settled bonus awards	$ 1,186	$ 820	$ 1,265
Vesting stock awards	2,089	2,273	1,593
Performance share awards	1,067	784	—
Total	$ 4,342	$ 3,877	$ 2,858
Tax benefit recognized from stock-based compensation	$ 1,083	$ 967	$ 713

Stock-Settled Bonus Awards

In March 2022, the employees eligible for the 2021 awards, 2020 awards and 2019 awards received a total of 21,871 shares of common stock. The grant-date fair value of these awards was $43.30 per share. The total compensation cost related to non-vested stock-settled bonus awards not yet recognized was approximately $0.9 million with a weighted average amortization period of 1.4 years as of December 31, 2022. The total fair value of stock-settled bonus awards that vested in the years ended December 31, 2022, 2021 and 2020 was $0.9 million, $0.9 million and $1.2 million, respectively.

Vesting Stock Awards

Vesting stock award activity for the year ended December 31, 2022 was:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	61,351	$ 38.80
Granted	46,463	$ 43.01
Vested	(38,509)	$ 36.37
Forfeited	(5,380)	$ 42.53
Unvested as of December 31, 2022	63,925	$ 43.01

The grant date fair value of vesting stock awards is based on the closing market price of our common stock on the grant date. The weighted average grant date fair value of the vesting stock awards granted for the years ended December 31, 2022, 2021 and 2020 was $43.01, $41.90 and $33.68, respectively. As of December 31, 2022 there was $2.0 million of unrecognized compensation cost related to vesting stock awards, which is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of vesting stock awards that vested in the years ended December 31, 2022, 2021 and 2020 was $1.7 million, $1.7 million and $1.6 million, respectively.

Performance Share Awards

Performance Share award activity for the year ended December 31, 2022 was:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	42,173	$ 42.01
Granted	51,441	$ 43.30
Vested	(10,542)	$ 42.01
Forfeited	(10,911)	$ 42.36
Unvested as of December 31, 2022	72,161	$ 42.88

The actual number of shares to be issued upon vesting range between 0-100% of the target number of shares granted. The weighted average grant date fair value of the vesting stock awards granted for the year ended December 31, 2022 was $42.01. As of December 31, 2022 there was $1.2 million of unrecognized compensation cost related to vesting stock awards, which is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of vesting stock awards that vested in the year ended December 31, 2022 was $0.5 million.

(11) Income Taxes

We are subject to U.S. federal income tax as well as income tax in multiple state and local jurisdictions. We have concluded all U.S. federal income tax matters as well as material state and local tax matters for years through 2017.

We file consolidated federal income tax returns that include all of our U.S. subsidiaries. The components of the provision for income taxes from continuing operations for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	2022	2021	2020
Current:			
Federal	$ 8,880	$ 3,919	$ 4,086
State	1,411	856	1,262
Foreign	35	1,066	144
	10,326	5,841	5,492
Deferred:			
Federal	(1,050)	(3,318)	(78)
State	(89)	(1,038)	163
Foreign	—	—	21
	(1,139)	(4,356)	106
Provision for income taxes	$ 9,187	$ 1,485	$ 5,598

The differences between the amount of tax computed at the federal statutory rate of 21% in 2022, 2021 and 2020, and the provision for income taxes from continuing operations for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	2022	2021	2020
Tax at statutory federal income tax rate	$ 7,822	$ 1,985	$ 89
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	1,523	383	(52)
Permanent differences, net	(52)	(839)	(1,406)
Tax credits	(579)	(434)	(195)
Prior year true-up adjustment	189	83	397
Valuation allowance	338	331	6,716
Other provision adjustments	(54)	(24)	49
Provision for income taxes	$ 9,187	$ 1,485	$ 5,598

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2022 and 2021 was as follows (in thousands):

	2022	2021
Deferred compensation and accrued paid leave	$ 4,552	$ 5,422
Accrued Expense	1,158	—
Inventory reserve	12,984	12,465
Operating Lease Liabilities	9,840	7,805
Stock-based compensation	942	775
Interest rate swaps	—	58
Capitalized inventory	1,128	900
US operating and capital loss carryforward	6,040	6,045
Tax credit carryforward	1,537	1,411
Foreign country operating loss carryforward	749	892
Other	278	—
	39,208	35,773
Valuation allowance [1]	(8,337)	(8,257)
Total gross deferred tax assets	30,871	27,516
Interest rate swaps	(1,652)	—
Depreciation	(3,017)	(3,895)
Deferred revenues	(1,087)	(1,358)
Goodwill and intangible assets	(26,226)	(24,836)
Operating Lease Right-of-Use Assets	(8,510)	(6,375)
Other	—	(160)
Total gross deferred tax liabilities	(40,492)	(36,624)
Net deferred tax liabilities	$ (9,621)	$ (9,108)

(1) A valuation allowance was provided against US capital loss in connection with the stock sale of Prime Turbines, certain state net operating loss, tax credit, and foreign tax loss deferred tax assets arising from carryforwards of unused tax benefits.
(2) Certain amounts from prior year have been reclassified to conform with current year presentation.

We file income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. With few exceptions, the statute of limitations for these jurisdictions is no longer open for audit or examinations for the years before 2018.

As of December 31, 2022, we have various tax losses and tax credits that may be applied against future taxable income. The majority of such tax attributes will expire in 2026 through 2034; however, some may be carried forward indefinitely.

(12) Leases

Our operating lease cost included the following components for the year ended December 31, (in thousands):

	2022	2021	2020
Operating lease cost	$ 6,804	$ 5,868	$ 5,032
Short-term lease cost	204	202	622
Less: sublease income	(294)	(152)	(666)
Total lease cost, net	$ 6,714	$ 5,918	$ 4,988

Our lease arrangements do not contain any material residual guarantees, variable payment provisions, or restrictive covenants. In 2020, we closed on a sale-leaseback agreement involving land and an office building utilized by our Aviation segment to conduct operations in Miami, Florida. Under the agreement, the land and building, with a net book value of $1.3 million was sold for a sale price of $2.6 million and leased back under a 6-year term operating lease commencing upon the closing of the transaction. The lease provides us with an option to extend the lease upon the expiration of its term in April 2026 for two additional five-year periods. In connection with the sale and leaseback transaction, we recognized a gain of $1.1 million, net of selling expenses.

The table below summarizes future minimum lease payments under operating leases, recorded on the balance sheet, as of December 31, 2022 (in thousands):

Year ending December 31,	
2023	$ 9,217
2024	9,424
2025	9,192
2026	7,785
2027	3,666
Thereafter	6,843
Minimum lease payments	46,127
Less: imputed interest	(6,533)
Present value of minimum lease payments	39,594
Less: current portion of lease liabilities[1]	(7,254)
Long-term lease liabilities	$ 32,340

(1) Current portion of lease liabilities are presented within Accrued expenses and other current liabilities on our consolidated balance sheets. Refer to Note (9) "Accrued Expenses and Other Current Liabilities."

Other supplemental operating lease information for the year ended December 31, was as follows (in thousands):

	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$ 7,372	$ 6,309	$ 3,681
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 12,295	$ 11,175	$ 4,728

The weighted-average remaining lease term and the weighted-average discount rate was 5.1 years and 5.5% as of December 31, 2022, respectively, and 5.1 years and 4.8% as of December 31, 2021, respectively.

(13) Commitments and Contingencies

We may have certain claims in the normal course of business, including legal proceedings, against us and against other parties. In our opinion, the resolution of these claims will not have a material adverse effect on our results of operations, financial position or cash flows. However, because the results of any legal proceedings cannot be predicted with certainty, the amount of loss, if any, cannot be reasonably estimated.

Further, from time-to-time, government agencies audit or investigate whether our operations are being conducted in accordance with applicable contractual and regulatory requirements. Government audits or investigations of us, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future government contracting. Government investigations often take years to complete and many result in no adverse action against us. We believe, based upon current information, that the outcome of any such government disputes, audits and investigations will not have a material adverse effect on our results of operations, financial condition or cash flows.

(14) Business Segments and Customer Information

Segment Information

Management of our business operations is conducted under three reportable operating segments:

Aviation
Our Aviation segment provides aftermarket repair and distribution services to commercial, business and general aviation, cargo, military and defense, and rotorcraft customers globally. Core services include parts distribution, engine accessory maintenance, MRO services, rotable exchange and supply chain services.

Fleet
Our Fleet segment provides parts, inventory management, e-commerce fulfillment, logistics, supply chain support and other services to support the commercial aftermarket medium- and heavy-duty truck market, the United States Postal Service ("USPS"), and the DoD. Core services include vehicle parts distribution, sourcing, IT solutions, customized fleet logistics, warehousing, kitting, just-in-time supply chain management, alternative product sourcing, and engineering and technical support.

Federal and Defense
Our Federal and Defense segment provides aftermarket MRO and logistics and sustainment services to improve operational readiness and extend the life cycle of military vehicles, ships and aircraft for the DoD, federal agencies and international defense customers. Core services include base operations support; procurement; supply chain management; vehicle, maritime and aircraft sustainment services; IT services and energy consulting.

The operating segments reported below are our segments for which separate financial information is available and for which segment results are evaluated regularly by our Chief Executive Officer in deciding how to allocate resources and in assessing performance. We evaluate segment performance based on consolidated revenues and operating income. Net sales of our business segments exclude inter-segment sales as these activities are eliminated in consolidation. Corporate expenses are primarily selling, general and administrative expenses not allocated to segments. Corporate assets are primarily cash, property and equipment and investments held in separate trust.

Our segment information is as follows (in thousands):

		For the years ended December 31,				
		2022		2021		2020
Revenues						
Aviation	$	408,112	$	247,852	$	165,070
Fleet		261,336		233,532		242,170
Federal and Defense		280,314		269,469		254,419
Total revenues	$	949,762	$	750,853	$	661,659
Operating income (loss):						
Aviation	$	36,416	$	(14,373)	$	(35,513)
Fleet		23,911		20,426		26,659
Federal and Defense		(805)		19,897		26,309
Corporate expenses		(4,391)		(4,430)		(3,532)
Operating income	$	55,131	$	21,520	$	13,923
Depreciation and amortization expense:						
Aviation	$	13,174	$	11,374	$	10,874
Fleet		8,783		9,679		10,260
Federal and Defense		3,613		4,547		3,001
Total depreciation and amortization	$	25,570	$	25,600	$	24,135
Capital expenditures:						
Aviation	$	5,961	$	7,468	$	3,445
Fleet		5,502		1,669		675
Federal and Defense		26		124		148
Corporate		1,162		1,259		159
Total capital expenditures	$	12,651	$	10,520	$	4,427

		December 31,		
		2022		2021
Total assets:				
Aviation	$	637,615	$	580,156
Fleet		218,138		182,089
Federal and Defense		93,728		92,571
Corporate		50,308		63,742
Total assets	$	999,789	$	918,558

Customer Information

Our revenues are derived from the delivery of products and services performed for commercial customers and the U.S. government, including the DoD and various other government agencies. The USPS revenues, reported within our Fleet segment, comprised approximately 16%, 20%, and 27% of our consolidated revenues in 2022, 2021 and 2020, respectively. U.S. Navy revenues, reported within our Federal and Defense segment, comprised approximately 15%, 13%, and 16% of our consolidated revenues in 2022, 2021 and 2020, respectively. Our customers also include various other commercial entities and government agencies. See Note (3) "Revenue Recognition" for revenue by customer.

We do not measure revenue or profit by product or service lines, either for internal management or external financial reporting purposes, because it would be impractical to do so. Products offered and services performed are determined by contract requirements and the types of products and services provided for one contract bear no relation to similar products and services provided on another contract. Products and services provided vary when new contracts begin or current contracts expire. In many cases, more than one product or service is provided under a contract or contract task order. Accordingly, cost and revenue tracking are designed to best serve contract requirements and segregating costs and revenues by product or service lines in situations for which it is not required would be difficult and costly to both us and our customers.

Geographical Information

Revenue by geography is based on the billing address of the customer. Our revenue by geographic area is as follows (in thousands):

	Years ended December 31,		
	2022	2021	2020
United States	$ 837,929	$ 668,892	$ 598,142
Other Countries[1]	111,833	81,961	63,517
Total revenue	$ 949,762	$ 750,853	$ 661,659

(1) No individual country, other than disclosed above, exceeded 10% of our total revenue for any period presented.

(15) Capital Stock

Common Stock

Our common stock has a par value of $0.05 per share. Proceeds from common stock issuances that are greater than $0.05 per share are credited to additional paid in capital. Holders of common stock are entitled to one vote per common share held on all matters voted on by our stockholders. Stockholders of record are entitled to the amount of dividends declared per common share held.

In 2021, we completed the issuance and sale of 1,428,600 shares of the Company's common stock, in a public offering at a price of $35.00 per share. The underwriters exercised their option to purchase an additional 170,497 shares. The transaction closed on February 2, 2021. We received net proceeds of approximately $52 million after deducting underwriting discounts, commissions and offering related expenses.

(16) 401(k) Plan

We maintain a defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, that covers substantially all of our employees. Under the provisions of our 401(k) plan, employees' eligible contributions are matched at rates specified in the plan documents. Our expense associated with this plan was approximately $7.1 million, $6.6 million and $5.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(17) Fair Value Measurements

We utilize fair value measurement guidance prescribed by GAAP to value our financial instruments. The accounting standard for fair value measurements establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3).

The carrying amounts of cash and cash equivalents, receivables, accounts payable and amounts included in other current assets and accrued expenses and other current liabilities that meet the definition of a financial instrument approximate fair value due to their relatively short maturity. The carrying value of our outstanding debt obligations approximates its fair value. The fair value of long-term debt is calculated using Level 2 inputs based on interest rates available for debt with terms and maturities similar to our existing debt arrangements.

Non-financial assets acquired and liabilities assumed in business combinations were measured at fair value using income, market and cost valuation methodologies. See Note (2), "Acquisitions and Divestitures." The fair value measurements were estimated using significant inputs that are not observable in the market and thus represent a Level 3 measurement.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021 and the level they fall within the fair value hierarchy (in thousands):

Amounts Recorded at Fair Value	Financial Statement Classification	Fair Value Hierarchy	Fair Value December 31, 2022	Fair Value December 31, 2021
Non-COLI assets held in Deferred Supplemental Compensation Plan[1]	Other assets	Level 1	$ 539	$ 598
Interest rate swaps	Other assets	Level 2	$ 6,620	$ —
Interest rate swaps	Accrued expenses and other current liabilities	Level 2	$ —	$ 234
Earn-out obligation - short-term	Accrued expenses and other current liabilities	Level 3	$ —	$ 1,000
Earn-out obligation - long-term	Other long-term liabilities	Level 3	$ —	$ 250

(1) Non-COLI assets held in our deferred supplemental compensation plan consist of equity funds with fair value based on observable inputs such as quoted prices for identical assets in active markets and changes in fair value are recorded as selling, general and administrative expenses.

Contingent Consideration

In connection with the acquisition of Global Parts in July 2021, we were required to make earn-out obligation payments of up to $2.0 million should Global Parts meet certain financial targets during the twelve months following the acquisition and meet a certain milestone event on or before March 2023. Final settlement of the obligation was made during the third quarter of fiscal 2022.

Changes in earn-out obligation measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	Current portion	Long-term portion	Total
Balance as of December 31, 2020	$ —	$ —	$ —
Acquisition date fair value of contingent consideration	1,750	250	2,000
Earn-out payments	(750)	—	(750)
Balance as of December 31, 2021	1,000	250	1,250
Reclassifications from long-term to current	250	(250)	—
Earn-out payments	(1,250)	—	(1,250)
Balance as of December 31, 2022	$ —	$ —	$ —

(18) Subsequent Events

Acquisition of Precision Fuel Components, LLC

On February 1, 2023, our Aviation segment acquired Precision Fuel Components, LLC ("Precision Fuel"), a privately owned company with operations out of Everett, Washington. Precision Fuel is a market-leading provider of MRO services for engine accessory and fuel systems supporting the B&GA market. The acquisition will expand the Aviation segment's repair capabilities across a diverse base of global rotorcraft, fixed wing, and B&GA customers and complement our existing service capabilities. The aggregate initial cash purchase price for Precision Fuel was approximately $11.8 million, subject to certain post-closing and working capital adjustments.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on its assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022. Grant Thornton LLP, an independent registered public accounting firm, audited our consolidated financial statements included in this report and our internal control over financial reporting, and the firm's report on our internal control over financial reporting are set forth below.

Change in Internal Controls

During the fourth quarter of fiscal year 2022, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), that have materially affected these controls or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
VSE Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of VSE Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 9, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Arlington, Virginia
March 9, 2023

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

<center>**PART III**</center>

Except as otherwise indicated below, the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) to Form 10-K and is incorporated herein by reference to our definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2022 in respect of the Annual Meeting of VSE's stockholders scheduled to be held on May 3, 2023 (the "Proxy Statement").

ITEM 10. Directors, Executive Officers and Corporate Governance

Information called on by Item 10 will be set forth in our Proxy Statement, which information is incorporated herein by reference.

ITEM 11. Executive Compensation

Information called on by Item 11 will be set forth in our Proxy Statement, which information is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the "Equity Compensation Plan Information" disclosed in Item 5 above, the information called on by this Item 12 will be set forth in our Proxy Statement, which information is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information called on by Item 13 will be set forth in our Proxy Statement, which information is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

Information called on by Item 14 will be set forth in our Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

1.   Financial Statements

The consolidated financial statements are listed under Item 8 of this Form 10-K.

2.   Supplemental Financial Statement Schedules

The following financial statement schedule is included herein:

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes to the financial statements.

3.   Exhibits

See "Exhibit Index" hereinafter contained and incorporated by reference.

ITEM 16. Form 10-K Summary

None.

VSE Corporation and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Year	Additions Charged to Statement of Income Accounts	Deductions	Balance at End of Year
Allowance for credit losses on accounts receivable				
Year ended December 31, 2022	1,677	2,177	1,742	2,112
Year ended December 31, 2021	1,493	572	388	1,677
Year ended December 31, 2020	396	1,767 (1)	670	1,493
Valuation allowance for deferred tax assets				
Year ended December 31, 2022	8,257	78	—	8,335
Year ended December 31, 2021	7,926	331	—	8,257
Year ended December 31, 2020	1,165	6,761 (2)	—	7,926

[1] Increase in 2020 primarily due to allowances booked as a result of the financial impact from the COVID-19 pandemic.

[2] Increase in 2020 primarily due to full valuation allowance established against capital loss DTA in connection with the Prime Turbines stock sale and full valuation allowance against foreign tax loss DTA.

EXHIBIT INDEX

Reference No. Per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. In this Form 10-K
3.1	Restated Certificate of Incorporation of VSE Corporation dated as of March 4, 1996 (filed herewith)	*
3.2	Certificate of Amendment of the Restated Certificate of Incorporation of VSE Corporation dated as of May 2, 2006 (Exhibit 3.1 to Form 10-Q dated August 1, 2006)	*
3.3	Certificate of Amendment of the Restated Certificate of Incorporation of VSE Corporation dated as of May 4, 2022	Exhibit No. 3.1
3.4	Amendment No. 3 to the By-Laws of VSE Corporation as amended through October 1, 2022	Exhibit No. 3.2
4.1	Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	* + P
4.2	Description of VSE Corporation Securities Registered Pursuant to Section 12 of the Securities Act of 1934 (filed herewith)	* +
10.1	Executive Employment Agreement dated as of September 24, 2019, by and between VSE Corporation and Robert Moore (Exhibit 10.1 to Form 8-K dated September 27, 2019)	* +
10.2	Executive Employment Agreement dated as of July 28, 2021, by and between VSE Corporation and Farinaz S. Tehrani. (Exhibit 10.1 to Form 8-K dated July 30, 2021	* +
10.3	Amended & Restated Executive Employment Agreement dated as of December 7, 2021, by and between VSE Corporation and John A. Cuomo (Exhibit 10.1 to Form 8-K dated December 9, 2021)	* +
10.4	Amended & Restated Executive Employment Agreement dated as of December 7, 2021, by and between VSE Corporation and Stephen D. Griffin (Exhibit 10.2 to Form 8-K dated December 9, 2021)	* +
10.5	Amended & Restated Executive Employment Agreement dated as of December 7, 2021, by and between VSE Corporation and Benjamin E. Thomas (Exhibit 10.3 to Form 8-K dated December 9, 2021)	* +
10.6	Executive Employment Agreement dated as of December 7, 2021, by and between VSE Corporation and Chad Wheeler (Exhibit 10.4 to Form 8-K dated December 9, 2021)	* +
10.7	Separation and Release Agreement (dated as of December 31, 2022, by and between VSE Corporation and Robert A. Moore)	Exhibit 10.2 +
10.8	Separation and Release Agreement dated as of April 26, 2021, by and between VSE Corporation and Thomas M. Kiernan (Exhibit 10.1 to Form 10-Q dated April 29, 2021)	* +
10.9	Fourth Amended and Restated Business Loan and Security Agreement dated January 5, 2018 among VSE Corporation and its wholly owned subsidiaries, Citizens Bank N.A. and a syndicate of eight other banks (Exhibit 10.1 to Form 8-K dated January 8, 2018)	*
10.10	First Amendment to Fourth Amended and Restated Business Loan and Security Agreement dated November 26, 2019 among VSE Corporation and its wholly owned subsidiaries, Citizens Bank N.A. and a syndicate of nine other banks (Exhibit 10.1 to Form 8-K dated December 2, 2019)	*

10.11	Second Amendment to Fourth Amended and Restated Business Loan and Security Agreement dated June 29, 2020 among VSE Corporation and its wholly owned subsidiaries, Citizens Bank N.A. and certain other banks (Exhibit 10.1 to Form 10-Q dated July 31, 2020.)	*
10.12	Third Amended and Restated Business Loan and Security Agreement dated July 23, 2021 among VSE Corporation and its wholly owned subsidiaries, Citizens Bank N.A. and certain other banks (Exhibit 10.1 to Form 10-Q dated July 29, 2021)	*
10.13	Fourth Amendment to the Fourth Amended and Restated Business Loan and Security Agreement, dated as of October 7, 2022, by and among the Company, as a borrower, various subsidiaries of the Company party thereto as borrowers or guarantors, the lenders from time to time party thereto and Citizens Bank, N.A., as administrative agent (Exhibit 10.1 to Form 10-Q dated October 27, 2022)	*
10.14	Lease Agreement by and between Metropark 7 LLC and VSE Corporation (Exhibit 10.2 to Form 8-K dated November 4, 2009)	*
10.15	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004)	* +
10.16	VSE Corporation 2006 Restricted Stock Plan, as amended in February 2020	Exhibit 10.1
10.17	VSE Corporation 2021 Employee Stock Purchase Plan (Appendix A to the Registrant's Proxy Statement on Schedule 14A (Commission File No. 000-03676) filed on April 2, 2021	* +
21.1	Subsidiaries of the Registrant	Exhibit 21
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm	Exhibit 23.1
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2
99.1	Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004)(Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema Document	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	
104	The cover page from VSE Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 has been formatted in Inline XBRL.	

* Document has been filed as indicated and is incorporated by reference herein.

\+ Indicates management contract or compensatory plan or arrangement.

P Indicates exhibit was submitted to the Securities and Exchange Commission as a paper filing prior to the time that electronic filing on EDGAR became mandatory.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: March 9, 2023   By: /s/ John A. Cuomo

                                              John A. Cuomo
                                              Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ John A. Cuomo John A. Cuomo	Director, Chief Executive Officer and President (Principal Executive Officer)	March 9, 2023
/s/ Stephen D. Griffin Stephen D. Griffin	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2023
/s/ Ralph E. Eberhart Ralph E. Eberhart	Chairman/Director	March 9, 2023
/s/ Calvin S. Koonce Calvin S. Koonce	Director	March 9, 2023
/s/ James F. Lafond James F. Lafond	Director	March 9, 2023
/s/ Bonnie K. Wachtel Bonnie K. Wachtel	Director	March 9, 2023
/s/ John E. Potter John E. Potter	Director	March 9, 2023
/s/ Mark E. Ferguson III Mark E. Ferguson III	Director	March 9, 2023
/s/ Edward P. Dolanski Edward P. Dolanski	Director	March 9, 2023
/s/ Anita D. Britt Anita D. Britt	Director	March 9, 2023
/s/ Lloyd E. Johnson Lloyd E. Johnson	Director	March 9, 2023


VSE
CORPORATION
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